Filed pursuant to Rule 424(b)(3)

Under the Securities Act of 1933, as amended

(Registration Statement No. 333-151961)

Prospectus

8,000,000

SHARES OF COMMON STOCK

This prospectus covers resales by certain of our stockholders of up to 8,000,000 shares of our common stock, par value $0.001 per share, for their own accounts. Of those shares, 3,000,000 are issuable upon the exercise of warrants held by the stockholders at an exercise price of $0.369 per share. Such stockholders are referred to throughout this prospectus as “selling security holders.”

In this prospectus and any amendment or supplement hereto, unless otherwise indicated, the terms “NovaDel”, the “Company”, “we”, “us”, and “our” refer and relate to NovaDel Pharma Inc. The selling security holders who wish to sell their shares of our common stock may offer and sell such shares on a continuous or delayed basis in the future. These sales may be conducted in the open market or in privately negotiated transactions and at market prices, fixed prices or negotiated prices. We will not receive any of the proceeds from the sale of the shares of common stock owned by the selling security holders but we will receive funds from the exercise of their warrants, if at all. However, the warrants contain provisions for cashless exercise, in which case, we will not receive any proceeds from the exercise of the warrants from the selling security holders. Any such proceeds will be used primarily for increased or additional research and development and general working capital. One should read this prospectus and any amendment or supplement hereto together with additional information described under the heading “Where You Can Find Available Information”.

Our common stock is listed for trading on the American Stock Exchange, or AMEX, under the symbol “NVD.” On June 23, 2008, the closing sales price for our common stock on the AMEX was $0.27 per share.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD READ THE “RISK FACTORS” SECTION BEGINNING ON PAGE 18 BEFORE YOU DECIDE TO PURCHASE ANY SHARES OF OUR COMMON STOCK.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is July 16, 2008

TABLE OF CONTENTS

Prospectus Summary	3
The Offering	17
Risk Factors	18
Special Note Regarding Forward-Looking Statements	38
Use of Proceeds	38
Selling Security Holders	38
Plan of Distribution	40
Legal Matters	41
Experts	41
Where You Can Find Additional Information	41
Information Incorporated by Reference	43

PROSPECTUS SUMMARY

About This Prospectus

This prospectus is a part of a registration statement on Form S-3 filed by us with the Securities and Exchange Commission, referred to herein as the SEC, to register 8,000,000 shares of our common stock. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Accordingly, you should refer to the registration statement and its exhibits for further information about us and our common stock. Copies of the registration statement and its exhibits are on file with the SEC. Statements contained in this prospectus concerning the documents we have filed with the SEC are not intended to be comprehensive, and in each instance we refer you to the copy of the actual document filed as an exhibit to the registration statement or otherwise filed with the SEC.

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling security holders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

About the Financing

On May 6, 2008, we entered into a binding Securities Purchase Agreement by and among ProQuest Investments II, L.P., ProQuest Investments II Advisors Fund, L.P., and ProQuest Investments III, L.P., referred to herein as the Purchasers, as amended pursuant to Amendment No. 1 to the Securities Purchase Agreement, dated May 28, 2008, by and among the Company and the Purchasers, to sell up to $4,000,000 of secured convertible promissory notes, referred to herein as the convertible notes, and accompanying warrants to such Purchasers, referred to herein as the 2008 Financing.  On May 30, 2008, we closed the initial portion of the transaction, referred to herein as the Initial Closing, for $1,475,000 upon receipt of approval from the American Stock Exchange, referred to herein as AMEX, and satisfaction of customary closing conditions. Thereafter, upon stockholder approval, we have the option to fund such additional amounts such that the total commitment, inclusive of the amount at the Initial Closing, equals up to $4,000,000, referred to herein as the Subsequent Closing and together with the Initial Closing, the Closings.

In the Initial Closing, we issued the convertible notes, which convert into our common stock at a fixed price of $0.295 per share subject to certain adjustments, and warrants to purchase 3,000,000 shares of our common stock, with an exercise price of $0.369 per share. The maturity date of the convertible notes issued in the Initial Closing is November 30, 2008.

In the Subsequent Closing, we will issue the convertible notes, which convert into our common stock at a price equal to the lesser of: (a) the closing market price of our common stock on the date of such Subsequent Closing plus $0.075 per share; or (b) $1.05 per share. Warrants issued in the Subsequent Closing shall be equal to 60% of the face value of the convertible notes issued in such Subsequent Closing, valuing the shares at the conversion price for the Subsequent Closing. The exercise price for the warrants shall equal 125% of the conversion price for the Subsequent Closing. The maturity date of the convertible notes issued in the Subsequent Closing shall be 180 days from the date of such Subsequent Closing.

Pursuant to the Securities Purchase Agreement, as amended, the convertibles notes issued at the Initial Closing are convertible into 5,000,000 shares of the common stock underlying the convertible notes. The 5,000,000 shares, along with the prior securities owned by the Purchasers, represented 19.8% of our outstanding common stock upon execution of the Securities Purchase Agreement.

In addition, the documents provide that the warrants issuable at the Initial Closing will be subject to a cap on the number of shares of common stock that can be issued upon the exercise of the warrants to a maximum of 19.99% of our outstanding common stock at the time of exercise unless we receive stockholder approval in accordance with AMEX rules.

The convertible notes accrue interest on their outstanding principal balances at an annual rate of 10% per annum.  All unpaid principal, together with any accrued but unpaid interest and other amounts payable under the convertible notes, shall be due and payable upon the earliest to occur of (i) when such amounts are declared due and payable by the Purchasers on or after the date that is 180 days after the date of issuance; or (ii) upon the occurrence of any change of control event. At the option of the Purchasers, interest may be paid in cash or in our common stock; provided, however, that the interest on the convertible notes issued in the Initial Closing may not be paid in our common stock until we receive stockholder approval.  If we pay interest in common stock, the stock will be valued at the related conversion price for such convertible note.

At our option, it can redeem without penalty or premium a portion of, or all of, the principal owed under the convertible notes by providing the Purchasers with at least 5 days’ written notice; provided that the Purchasers shall retain conversion rights in respect of the convertible notes for such period of 5 days after we has given such notice. Each prepayment shall be accompanied by the payment of accrued and unpaid interest on the amount being prepaid, through the date of the prepayment.

Our obligations under the convertible notes are secured by all of its assets and intellectual property, with the exception of certain excluded assets, as evidenced by the Security and Pledge Agreement, to be executed by the first closing. The excluded assets are (i) those assets that are the subject to our existing capital leases (approximately $529,000 in net book value of fixed assets as of March 31, 2008, on which $258,000 of capital lease obligations exist at March 31, 2008); (ii) the assets marked as “Assets held for sale” on our balance sheet as of December 31, 2007, which represented assets associated with our NitroMist™ product which is currently being targeted for sale, the amount for which was $492,000 as of December 31, 2007; and (iii) the assets marked as “Other Assets” on our balance sheet as of December 31, 2007, which represented assets held as security for our letters of credit and leased assets, the amount for which was $369,000 as of December 31, 2007.

In association with the Closings, the Purchasers will be issued warrants to purchase our common stock, exercisable six months and one day from the date of issuance until their expiration on the date that is five years from the date of issuance.  The warrants issued to the Purchasers in the Initial Closing represent the right to purchase the aggregate of 3,000,000 shares of our common stock, with an exercise price of $0.369 per share. The warrants issued to the Purchasers in the Subsequent Closing shall be equal to 60% of the face value of the convertible notes issued in such Subsequent Closing, valuing the shares at the conversion price for the Subsequent Closing. The exercise price for the warrants issued in the Subsequent Closing shall equal 125% of the conversion price for the convertible notes in such Closing. The warrants provide a right of cashless exercise if, at the time of exercise, there is no effective registration statement registering the resale of the shares underlying the warrants.

The conversion rate of each convertible note and the exercise price of the warrants are subject to adjustment for certain events, including dividends, stock splits and combinations.

We have agreed to file an initial registration statement with the SEC to register the resale of common stock issuable pursuant to the 2008 Financing (including interest shares), referred to herein as the registrable shares, within 30 days of the related Closing.  Also, we have agreed to respond to all SEC comment letters as promptly as reasonably possible and to use its best efforts to have the registration statement declared effective within 90 days of the related Closing. These registration rights will cease once the registrable shares are eligible for sale by the Purchasers without restriction under Rule 144.  Upon certain events, we have agreed to pay as partial liquidated damages an amount equal to 1.0% of the aggregate purchase price paid by the Purchasers for any convertible notes then held by the Purchasers, but these payments may not exceed 10% of the aggregate purchase price paid by the Purchasers.

The Purchasers represented that they are “accredited investors” and agreed that the securities issued in the 2008 Financing bear a restrictive legend against resale without registration under the Securities Act.  The convertible notes and warrants were sold pursuant to the exemption from registration afforded by Section 4(2) of the Securities Act and Regulation D thereunder.

The gross proceeds of the sale will be up to $4,000,000, of which $1,475,000 was funded at the Initial Closing.

On May 6, 2008, we issued a press release announcing the private placement transaction.

About the Initial Closing

In the Initial Closing the Purchasers received $1,475,000 of convertible notes and warrants to purchase 3,000,000 shares of our common stock. The following discussion sets forth the dilutive effect of the Initial Closing on our common stock. Under the terms of the Securities Purchase Agreement, the warrants are subject to a cap of 19.99%, which prevents the exercise of the warrants if such exercise would cause the holder to own more than 19.99% of the total outstanding shares of our common stock at the time of exercise. Furthermore, the convertible notes provide that we can pay interest, at the holder’s option, in shares of our common stock, referred to herein as the interest shares provision. The following table illustrates the maximum number of shares that the Purchasers may receive in the Initial Closing.

Investor	Total Number of Shares Underlying Convertible Notes in the Initial Closing(1)	Total Number of Shares Underlying Warrants in the Initial Closing(2)	Estimated Number of Interest Shares(3)	Maximum Number of Shares that may be Issued Pursuant to the Initial Closing(4)
ProQuest Investments II Advisor Fund L. P.	24,251	14,551	1,213	40,015
ProQuest Investments II, L.P.	1,007,365	604,419	50,368	1,662,152
ProQuest Investments III, L.P.	3,968,384	2,381,030	198,419	6,547,833
Total:	5,000,000	3,000,000	250,000	8,250,000

________________________________

(1)	This represents the number of shares issuable upon conversion of the convertible notes at the conversion price of $0.295 per share. This amount does not include interest shares.

(2)	This represents the number of shares issuable upon exercise of the warrants at the exercise price of $0.369 per share.

(3)

This represents the estimated amount of interest shares that may be issued upon conversion of the convertible notes. The convertible notes accrue interest on their outstanding principal balances at an annual rate of 10%. We may, at the holder’s option, pay interest in cash or common stock at maturity. If we pay interest in common stock, the stock will be valued at the conversion price of $0.295 per share.

(4)	This represents the maximum number of shares that may be issued to the Purchasers.

The following table illustrates the beneficial ownership of the Purchasers upon full exercise of the warrants and full conversion of the interest shares in the Initial Closing:

Investor (1)	Beneficial Ownership of Investor at Initial Closing (2)		Beneficial Ownership of Investor upon full exercise of warrants and full conversion of interest shares (3)
	Number	Percentage	Number	Percentage
ProQuest Investments (4)	13,474,832	19.8%	16,724,832	23.5%

___________________________

(1)	For the purposes of the foregoing table, the calculation of beneficial ownership assumes that the Subsequent Closing has not occurred.

(2)

Ownership is based upon the number of outstanding shares of common stock as of June 20, 2008 and assuming the consummation of the Initial Closing. The beneficial ownership calculated herein does not include the warrants issued pursuant to the Initial Closing or the potential interest shares from the Initial Closing because such warrants may not be exercised and such interest shares may not be issued, if such exercise or issuance would cause the holders to beneficially own more than 19.99% of the total shares outstanding at the time of such exercise or issuance; however, it does include the shares of common stock underlying the convertible notes because such convertible notes may be fully converted at any time.

(3)

Ownership is based upon the sum of (a) the number of outstanding shares of common stock as of June 20, 2008, (b) the total number of warrants issued prior to the financing, assuming full exercise at the related exercise price and (c) the total number of shares underlying all convertible notes and warrants issued, and to be issued, in the financing, assuming full conversion at the related conversion price and full exercise at the related exercise price, and including interest shares and other additional shares issuable pursuant to potential adjustments to the exercise and conversion prices.

(4)

For the purposes of this proxy statement, the numerical information contained in this table consists of the aggregate beneficial ownership of each of ProQuest Investments II, L.P., ProQuest Investments III, L.P. and ProQuest Investments II Advisors Fund, L.P.

The stockholders’ equity per share of our common stock as of March 31, 2008 and assuming the Initial Closing has occurred was approximately $2.4 million, or approximately $0.040 per share, based on 60,692,260 shares of our common stock outstanding. Stockholders’ equity per share represents the amount of our assets, less our liabilities, divided by the total number of shares of our common stock outstanding and the consummation of the Initial Closing. Dilution in stockholders’ equity per share to new investors represents the difference between the amount per share paid by the Purchasers and the stockholders’ equity per share of our common stock immediately afterwards. Without taking into account any other changes in stockholders’ equity per share after March 31, 2008 and the consummation of the Initial Closing, other than the potential exercise of the warrants for 3,000,000 shares of common stock and the potential interest shares of 250,000 shares of common stock, our stockholders’ equity would have increased slightly to approximately $2.8 million, or approximately $0.043 per share, based on 65,692,260 shares of our common stock outstanding. This represents an immaterial increase in stockholders’ equity per share to existing stockholders in the Initial Closing, due to the inclusion of approximately $400,000 in stockholders’ equity related to the Initial Closing. Assuming the potential exercise of warrants for 3,000,000 shares of common stock and the potential interest shares of 250,000 shares of common stock, our stockholders’ equity would remain at approximately $2.8 million, or approximately $0.040 per share, based on 68,942,260 shares of our common stock outstanding. The following table illustrates this per share dilution:

Stockholders’ equity per share as of March 31, 2008 and assuming the Initial Closing has not occurred	$0.040
Stockholders’ equity per share as of March 31, 2008 and assuming the Initial Closing has occurred	$0.043

As adjusted stockholders’ equity per share after approval of the Interest Shares and Warrant Shares	$0.040
Dilution per share to Purchasers.	$0.003

These calculations exclude shares of common stock issuable upon exercise of options, warrants and other rights, and the effect of shares of common stock issued, except as indicated above for ProQuest Investments, since June 20, 2008.

The following table sets forth the dilutive effect on the beneficial ownership of the existing stockholders (other than ProQuest Investments) upon full exercise of the warrants and full conversion of the interest shares in the Initial Closing.

	Beneficial Ownership of Existing Stockholders at Initial Closing (3)		Beneficial Ownership of Existing Stockholders upon full exercise of warrants and full conversion of interest shares (4)
Existing Stockholders (other than ProQuest Investments) (1)(2):	Number	Percentage	Number	Percentage
	80,953,626	85.7%	80,953,626	82.9%

________________________________

(1)	For the purposes of the foregoing table, the calculation of beneficial ownership assumes that the Subsequent Closing has not occurred.

(2)

For purposes of clarification, the percentage represented by the Existing Stockholders excludes any current and prior ownership of ProQuest Investments, but includes all options, warrants and other convertible securities held by the Existing Stockholders exercisable within 60 days of June 20, 2008.

(3)

Ownership is based upon the number of outstanding shares of common stock as of June 20, 2008 and includes all options, warrants and other convertible securities held by the Existing Stockholders exercisable within 60 days of June 20, 2008. This calculation also assumes full conversion of the convertible notes in the Initial Closing at the related conversion price.

(4)

Ownership is based on the sum of (a) the number of outstanding shares of common stock as of June 20, 2008, (b) the total number of options, warrants and other convertible securities exercisable within 60 days of June 20, 2008, assuming full conversion or full exercise at the related conversion price or exercise price, and (c) the total number of shares underlying all convertible notes and warrants issued, and to be issued, in the financing, assuming full conversion at the related conversion price and full exercise at the related exercise price, and including interest shares assuming issuance at the related conversion price.

About the Subsequent Closing

The following table summarizes (1) the number of shares of common stock that will be issued and outstanding upon full conversion of the convertible notes at the conversion price and full exercise of the warrants at the exercise price, (2) the number of shares the Purchasers will be issued pursuant to the financing, and (3) the percentage of outstanding shares the Purchasers’ shares represent after all securities anticipated by the financing are issued.

Investor	Total Number of Shares Outstanding Upon Conversion and Exercise(2)	Total Number of Shares Underlying Warrants and Convertible Notes Issued to Investor(3)	Underlying Shares as a Percentage of Outstanding Shares(4)
Assuming conversion price of $1.05 per share (1)
ProQuest Investments (5):	74,747,141	11,847,619	15.9%

Assuming conversion price of $0.075 per share (1)
ProQuest Investments (5):	124,766,189	61,866,667	49.6%

 ___________________________

(1)

The secured convertible notes and warrants to be issued to funds affiliated with ProQuest Investments will have an adjustable conversion price and exercise price based on the market value of our common stock at the time of the subsequent closing. Based on the formula for the conversion price, the convertible notes will have a maximum conversion price of $1.05 per share and a minimum conversion price of $0.075 per share. Based on the formula for the exercise price, the accompanying warrants will have an exercise price equal to 125% of the related conversion price, which will translate into a maximum exercise price of $1.313 per share and a minimum exercise price of $0.094 per share. Therefore, in order to fully understand the potential beneficial ownership of the affiliated ProQuest entities in connection with this financing, we have included the potential minimum and maximum issuances (dependent upon the market value of our common stock at the time of the Subsequent Closing) in the Subsequent Closing.

(2)

This amount represents the sum of (a) the number of outstanding shares of common stock as of June 20, 2008, (b) the total number of warrants issued prior to the financing, assuming full exercise at the related exercise price and (c) the total number of shares underlying the convertible notes and warrants issued, and to be issued, as part of the financing, assuming full conversion at the related conversion price and full exercise at the related exercise price held by the Purchasers, and excluding interest shares and other additional shares that may be issued pursuant to potential adjustments to the exercise and conversion prices.

(3)

This amount represents the number of shares underlying the convertible notes and warrants issued, and to be issued, in the financing, assuming full conversion at the related conversion price and full exercise at the related exercise price. This amount does not include interest shares or any shares that are issuable pursuant to potential adjustments to the conversion price and exercise price of these instruments. The convertible notes accrue interest on their outstanding principal balances at an annual rate of 10%. If we were to pay such interest in interest shares, we would issue approximately 370,238 shares if the conversion price was $1.05 per share and approximately 1,933,333 shares if the conversion price was $0.075 per share.

(4)

This represents the percentage of outstanding shares that the Purchasers could potentially own after all securities anticipated by the financing are issued, excluding interest shares and other additional shares that may be issued pursuant to adjustments to the exercise and conversion prices.

(5)

For the purposes of this proxy statement, the numerical information contained in this table consists of the aggregate beneficial ownership of each of ProQuest Investments II, L.P., ProQuest Investments III, L.P. and ProQuest Investments II Advisors Fund, L.P.

The following table sets forth the beneficial ownership of the Purchasers prior to the financing and after the financing.

Investor (1)	Beneficial Ownership of Investor Prior to the Subsequent Closing (2)		Beneficial Ownership of Investor after the Subsequent Closing at the minimum Conversion Price of $0.075 per share (3)		Beneficial Ownership of Investor after the Subsequent Closing at the maximum Conversion Price of $1.05 per share (3)
	Number	Percentage	Number	Percentage	Number	Percentage
ProQuest Investments (4):	13,474,832	19.8%	70,341,499	56.4%	20,322,451	27.2%

____________________________

(1)

The secured convertible notes and warrants to be issued to funds affiliated with ProQuest Investments will have an adjustable conversion price and exercise price based on the market value of our common stock at the time of the subsequent closing. Based on the formula for the conversion price, the convertible notes will have a maximum conversion price of $1.05 per share and a minimum conversion price of $0.075 per share. Based on the formula for the exercise price, the accompanying warrants will have an exercise price equal to 125% of the related conversion price, which will translate into a maximum exercise price of $1.313 per share and a minimum exercise price of $0.094 per share. Therefore, in order to fully understand the potential beneficial ownership of the affiliated ProQuest entities in connection with this financing, we have included the potential minimum and maximum issuances (dependent upon the market value of our common stock at the time of the Subsequent Closing) in the Subsequent Closing.

(2)

Ownership is based upon the number of outstanding shares of common stock as of June 20, 2008 and assuming the Initial Closing of the financing described in this Proposal 2. The beneficial ownership calculated herein does not include the warrants issued pursuant to the Initial Closing because such warrants may not be exercised if such exercise would cause the holders to beneficially own more than 19.99% of the total shares outstanding at the time of such exercise. See Proposal 3.

(3)

Ownership is based upon the sum of (a) the number of outstanding shares of common stock as of June 20, 2008, (b) the total number of warrants issued prior to the financing, assuming full exercise at the related exercise price and (c) the total number of shares underlying all convertible notes and warrants issued, and to be issued, in the financing, assuming full conversion at the related conversion price and full exercise at the related exercise price, and excluding interest shares and other additional shares issuable pursuant to potential adjustments to the exercise and conversion prices.

(4)

For the purposes of this proxy statement, the numerical information contained in this table consists of the aggregate beneficial ownership of each of ProQuest Investments II, L.P., ProQuest Investments III, L.P. and ProQuest Investments II Advisors Fund, L.P.

The following table sets forth the dilutive effect of this transaction on the beneficial ownership of common stock outstanding held by existing stockholders (other than ProQuest Investments), referred to herein as the Existing Stockholders, after the Subsequent Closing.

	Beneficial Ownership of Existing Stockholders prior to Subsequent Closing (3)		Beneficial Ownership of Existing Stockholders after Subsequent Closing assuming the minimum Conversion Price of $0.075 per share (4)		Beneficial Ownership of Existing Stockholders after Subsequent Closing assuming the maximum Conversion Price of $1.05 per share (4)
Existing Stockholders (other than ProQuest Investments)(1)(2):	Number	Percentage	Number	Percentage	Number	Percentage
	80,953,626	85.7%	80,953,626	52.8%	80,953,626	79.6%

______________________

(1)

The secured convertible notes and warrants to be issued to funds affiliated with ProQuest Investments will have an adjustable conversion price and exercise price based on the market value of our common stock at the time of the Subsequent Closing. Based on the formula for the conversion price, the convertible notes (including any interest shares) will have a maximum conversion price of $1.05 per share and a minimum conversion price of $0.075 per share. Based on the formula for the exercise price, the accompanying warrants will have an exercise price equal to 125% of the related conversion price, which will translate into a maximum exercise price of $1.313 per share and a minimum exercise price of $0.094 per share.

(2)

For purposes of clarification, the percentage represented by the Existing Stockholders excludes any current and prior ownership of ProQuest Investments, but includes all options, warrants and other convertible securities held by the Existing Stockholders exercisable within 60 days of June 20, 2008.

(3)

Ownership is based upon the number of outstanding shares of common stock as of June 20, 2008 and includes all options, warrants and other convertible securities held by the Existing Stockholders exercisable within 60 days of June 20, 2008.

(4)

Ownership is based on the sum of (a) the number of outstanding shares of common stock as of June 20, 2008, (b) the total number of options, warrants and other convertible securities exercisable within 60 days of June 20, 2008, assuming full conversion or full exercise at the related conversion price or exercise price, and (c) the total number of shares underlying all convertible notes and warrants issued, and to be issued, in the financing, assuming full conversion at the related conversion price and full exercise at the related exercise price, and including interest shares assuming issuance at the related conversion price.

About the 8,000,000 shares subject to registration under this Registration Statement

The following table illustrates the value of our common stock underlying the convertible notes and potential premium to market price that the Purchasers may receive.

Market Price(1)	Exercise Price	Total Shares Underlying Convertible Notes(2)	Total Value of Shares at Market Price(3)	Total Value of Shares at Conversion Price(4)	Total Possible Premium to Market Price(5)
$0.22	$0.295	5,000,000	$1,100,000	$1,475,000	$375,000

(1)	Market price per share of our common stock on May 5, 2008 (the closing price prior to the signing of the definitive agreements)
(2)	Total number of shares of common stock underlying the convertible notes assuming full conversion at the related conversion price.
(3)	Total market value of shares of common stock underlying the convertible notes assuming full conversion of the convertible notes and based on the market price of the common stock on May 5, 2008.
(4)	Total value of shares of common stock underlying the convertible notes assuming full conversion of the convertible notes and based on the fixed conversion price.
(5)	Premium to market price calculated by subtracting the result in footnote (3) from the result in footnote (4).

The Purchasers were issued warrants to purchase our common stock, with an expiration date that is five years from the date of issuance. The warrants represent the right to purchase the aggregate of 3,000,000 shares of our common stock, and have an exercise price of $0.369 per share. The warrants provide a right of cashless exercise if, at the time of exercise, there is no effective registration statement registering the resale of the shares underlying the warrants.

The following table illustrates the premium of the warrants assuming the Purchasers exercise them on a cash basis.

Market Price(1)	Exercise Price(2)	Total Shares Underlying the Warrants(3)	Total Value of Shares at Market Price(4)	Total Value of Shares at Exercise Price(5)	Total Possible Premium to Market Price(6)
$0.22	$0.369	3,000,000	$660,000	$1,107,000	$447,000

(1)	Market price per share of our common stock on May 5, 2008.
(2)	Warrant exercise price per share of our common stock.
(3)	Total number of shares of common stock underlying the warrants assuming full conversion of the warrants.
(4)	Total market value of the shares of common stock underlying the warrants assuming full exercise of the warrants based on the market price of the common stock on May 5, 2008.
(5)	Total value of shares of common stock underlying the warrants assuming full exercise of the warrants based on the exercise price.
(6)	Premium to market price calculated by subtracting the result in footnote (4) from the result in footnote (5).

The following table summarizes the potential profit that the Purchasers may achieve from the convertible notes and warrants.  For purposes of the table, we have assumed the full amount of the principal of the convertible notes is converted at the related conversion price ($0.295) and full exercise of the warrants.  We also have given the potential profit calculations assuming different price levels of our common stock.  The second, third and fourth market prices were arbitrarily selected based on the recent trading history of the common stock.

Market Price	Total Possible Profit on Convertible Note Shares	Total Possible Profit on Warrant Shares	Total
$0.22	$(375,000)	($447,000)	($822,000)

$0.30	$25,000	($207,000)	($182,000)

$0.40	$525,000	$93,000	$618,000

$0.50	$1,025,000	$393,000	$1,418,000

The conversion rate of each convertible note and the exercise price of the warrants are subject to adjustment for certain events, including dividends, stock splits, and combinations.

Under the Securities Purchase Agreement, as amended, we agreed to file this initial registration statement with the SEC to register the resale of 8,000,000 shares of common stock issuable pursuant to the 2008 Financing, referred to herein as the registrable shares, within 30 days of the related Closing. Also, we have agreed to respond to all SEC comment letters as promptly as reasonably possible and to use our best efforts to have this registration statement declared effective within 90 days of the related Closing. The value of the total number of shares of common stock that we are currently registering pursuant to the Securities Purchase Agreement, as amended, based on the price per share of our common stock on June 23, 2008 is $2,160,000, using a market price of $0.27 per share. There is no guarantee that the SEC will declare this registration statement effective. Upon certain events, we have agreed to pay as partial liquidated damages an amount equal to 1.0% of the aggregate purchase price paid by the investor for any convertible notes then held by the investor, but these payments may not exceed 10% of the aggregate purchase price paid by the investor.

The purchasers of the convertible notes represented that each such purchaser is an “accredited investor” and agreed that the securities issued in the 2008 Financing bear a restrictive legend against resale without registration under the Securities Act. The convertible notes and warrants were sold pursuant to the exemption from registration afforded by Section 4(2) of the Securities Act and Regulation D thereunder.

The gross proceeds from the convertible notes will be $1,475,000. The following table summarizes the potential payments we may be required to pay to the Purchasers. For purposes of this table, we have assumed that the entire $1,475,000 aggregate principal amount of the convertible notes were issued and sold on May 30, 2008.  The table reflects all the payments of fees, interest and premiums due during the term of the convertible notes and warrants.

Maximum Interest Payments(1)	Maximum Liquidated Damages(2)	Total Net Proceeds to Company(3)
$73,750	$147,500	$1,401,250

(1)

Maximum amount of interest that can accrue assuming all the convertible notes remain outstanding until the maturity date and assuming they were all issued on May 30, 2008. We may pay accrued interest in either cash or, at the Purchaser’s option, in shares of our common stock.

(2)	Maximum amount of liquidated damages we may be required to pay.

(3)	Total net proceeds to us assuming that we were not required to make any payments as described in footnote 2.

The following table summarizes the potential proceeds available to us pursuant to the 2008 Financing. For purposes of this table, we have assumed that the $1,475,000 aggregate principal amount of convertible secured notes were issued and sold on May 30, 2008 and that the Purchasers exercise all of the warrants on a cashless basis.

Total Gross Proceeds Payable to Company(1)	Total Maximum Payments by Company(2)	Net Proceeds to Company(3)
$1,475,000	$223,750	$1,251,250

(1)	Total gross proceeds payable to us. If Purchasers exercise the warrants on a cash basis, then the additional gross proceeds payable to us will be $1,107,000.

(2)	Total maximum payments that have been paid and may be payable in connection with the facility, including legal expenses (of approximately $150,000) and interest.

(3)

Total net proceeds to us calculated by subtracting the result in footnote (2) from the result in footnote (1). If Purchasers exercise the warrants on a cash basis, then the total net proceeds payable to us will be $2,358,250.  The expenses set forth in column #2 above will not change in the event of the cash exercise of the warrants.

The following table sets forth the number of shares of our common stock issued and outstanding and issued and outstanding held by non-affiliates of the company, and the number of shares which have been registered for resale by Purchasers as a percentage of both numbers.

Total Number of Shares Outstanding(1)	Total Number of Shares held by Non-Affiliates of the Company	Total Number of Shares Registered for Resale by Selling Security Holder	Resale Shares as a Percent of Outstanding	Resale Shares as a Percent of Non- Affiliates
60,692,260	56,619,279	8,000,000	13.2%	14.1%

_______________________

(1)	As of June 20, 2008.

About NovaDel

We have had a history of recurring losses, giving rise to an accumulated deficit as of March 31, 2008 of $67.2 million, as compared to $65.2 as of December 31, 2007. We have had negative cash flow from operating activities of $4.0 million and $3.1 million for the three months ended March 31, 2008 and March 31, 2007, respectively. As of March 31, 2008, we had working capital of $2.1 million, as compared to $3.8 million as of December 31, 2007, representing a net decrease in working capital of approximately $1.7 million.

During the fourth quarter 2007, we significantly reduced clinical development activities on our product candidate pipeline, as we did not believe that we had sufficient cash to sustain such activities. Despite this reduction in expenditures for clinical activities, we require capital to sustain our existing organization until such time as clinical activities can be resumed. During the second quarter 2008, we received $1,475,000 in gross proceeds from the Initial Closing of a convertible note financing with certain funds affiliated with ProQuest Investments. In addition, during the second quarter, we entered into a European partnership for our ondansetron oral spray with BioAlliance Pharma S.A., as a result of which we received an immediate non-refundable license fee of $3 million. Given the current level of spending, we estimate that we will have sufficient cash on hand to fund operations through at least the end of 2008, and, once the Subsequent Closing is complete, through the first quarter of 2009, subject to the approvals of the American Stock Exchange and stockholders. However, we may determine that it is appropriate to increase development activities on our product candidate pipeline, which activities have been significantly reduced since the fourth quarter of 2007. An increase in development activities would significantly increase cash outflows and thereby require additional funding in order to sustain operations through the end of 2008. We may choose to raise additional capital before December 31, 2008 to fund future development activities or to take advantage of other strategic opportunities. This could include the securing of funds through new strategic partnerships and/or the sale of common stock or other securities. There can be no assurance that such capital will be available to us on favorable terms, or at all. There are a number of risks and uncertainties related to our attempt to complete a financing or strategic partnering arrangement that are outside our control. We may not be able to obtain additional financing on terms acceptable to us, or at all. If we are unsuccessful at obtaining additional financing as needed, we may be required to significantly curtail or cease operations. We will need additional financing thereafter until we achieve profitability, if ever.

Our audited financial statements for the fiscal year ended December 31, 2007, were prepared under the assumption that we will continue our operations as a going concern. We were incorporated in 1982, and have a history of losses. As a result, our independent registered public accounting firm in their audit report has expressed substantial doubt about our ability to continue as a going concern. We believe that the cash inflows that would be generated from the 2008 Financing subject to the approvals of the American Stock Exchange and stockholders, along with additional potential cash inflows that may be received during the remainder of 2008, will improve our ability to continue our operations as a going concern. Continued operations are dependent on our ability to complete equity or debt formation activities or to generate profitable operations. Such capital formation activities may not be available or may not be available on reasonable terms. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty.

Since inception, substantially all of our revenues have been derived from consulting activities, primarily in connection with product development for various pharmaceutical companies. More recently, we have begun to derive revenues from license fees and milestone payments stemming from our partnership agreements. Our future growth and profitability will be principally dependent upon our ability to successfully develop our products and to market and distribute the final products either internally or with the assistance of a strategic partner.

Highlights for the three months ended March 31, 2008, and additionally through the date of filing of this prospectus, include the following:

Product Pipeline

▪	Announced that our New Drug Application for ZolpiMist™ to treat insomnia was accepted for filing by the U.S. Food and Drug Administration.

▪	Announced that a clinical study comparing our tizanidine oral spray with tizanidine tablets met their primary pharmacokinetic and pharmacodynamic and safety objectives.

Other

▪

Announced that we had entered into definitive agreements for the private placement with ProQuest Investments II, L.P., ProQuest Investments II Advisors Fund, L.P., and ProQuest Investments III, L.P. for an aggregate of up to $4,000,000 in gross proceeds, in the form of secured convertible promissory notes with an interest rate of 10%, and warrants to purchase shares of our common stock.

▪	Announced that we had entered into a collaboration agreement with BioAlliance Pharma SA for the development and commercialization of our ondansetron oral spray (OS) for Europe.

▪	Announced that we had entered into amendment no. 1 to the securities purchase agreement in connection with the 2008 Financing to clarify certain terms of the securities purchase agreement.

▪

Announced that we had closed the initial portion of the 2008 Financing for an aggregate gross proceeds of $1,475,000, in the form of secured convertible promissory notes and warrants to purchase shares of our common stock.

▪

Announced that we received a notification from AMEX that we were not in compliance with certain of the AMEX continued listing standards. On June 12, 2008, we submitted a plan of compliance to the AMEX for review.

Drug development in the U.S. and most countries throughout the world is a process that includes several steps defined by the U.S. Food and Drug Administration, or FDA, or comparable regulatory authorities in foreign countries. The FDA approval processes relating to new drugs differ, depending on the nature of the particular drug for which approval is sought. With respect to any drug product with active ingredients not previously approved by the FDA, a prospective drug manufacturer is required to submit a New Drug Application, or NDA, which includes complete reports of pre-clinical, clinical and laboratory studies to prove such product’s safety and efficacy. Prior to submission of the NDA, it is necessary to submit an Investigational New Drug, or IND, to obtain permission to begin clinical testing of the new drug. Given that our current product candidates are based on a new technology for formulation and delivery of active pharmaceutical ingredients that have been previously approved and that have been shown to be safe and effective in previous clinical trials, we believe that we will be eligible to submit what is known as a 505(b)(2) NDA. We estimate that the development of new formulations of our pharmaceutical product candidates, including formulation, testing and submission of an NDA, will require significantly less time and lower investments in direct research and development expenditures than is the case for the discovery and development of new chemical entities. However, our estimates may prove to be inaccurate; or pre-marketing approval relating to our proposed products may not be obtained on a timely basis, if at all, and research and development expenditures may significantly exceed management’s expectations.

It is not anticipated that we will generate any revenues from royalties or sales of our product candidates until regulatory approvals are obtained and marketing activities begin. Any one or more of our product candidates may not prove to be commercially viable, or if viable, may not reach the marketplace on a basis consistent with our desired timetables, if at all. The failure or the delay of any one or more of our proposed products to achieve commercial viability would have a material adverse effect on us.

The successful development of our product candidates is highly uncertain. Estimates of the nature, timing and estimated expenses of the efforts necessary to complete the development of, and the period in which material net cash inflows are expected to commence from, any of our product candidates are subject to numerous risks and uncertainties, including:

•	the scope, rate of progress and expense of our clinical trials and other research and development activities;

•	results of future clinical trials;

•	the expense of clinical trials for additional indications;

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish;

•	the expense and timing of regulatory approvals or changes in the regulatory approval process;

•	the expense of establishing clinical and commercial supplies of our product candidates and any products that we may develop;

•	the effect of competing technologies and market developments; and

•	the expense of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

We expect to continue to spend significant amounts on the development of our product candidates and we expect our costs to increase as we continue to develop and ultimately commercialize our product candidates. The following table summarizes our product candidates:

	Active Ingredient or Class of Molecule	Indications	Stage of Development	Partner
Approved Product
NitroMist™	Nitroglycerin	Acute angina	FDA Approved	-
Product Candidates
ZolpiMist™	Zolpidem tartrate	Sleeplessness	NDA submitted – FDA acceptance January 23, 2008	-
Sumatriptan	Sumatriptan succinate	Migraines	Pilot Efficacy study complete	-
Ropinirole	Ropinirole	Idiopathic Parkinson’s Disease	Clinical development	-
Tizanidine	Tizanidine hydrochloride	Spasticity	Clinical development	-
Zensana™	Ondansetron	Anti-emetic	Clinical development	Hana Biosciences/Par Pharmaceutical, Inc.
Ondansetron oral spray (Europe)	Ondansetron	Anti-emetic	Clinical development	BioAlliance Pharmaceutical S.A.

NitroMist™ (nitroglycerin lingual aerosol). This product is indicated for acute relief of an attack or acute prophylaxis of angina pectoris due to coronary artery disease, and was approved by the FDA in November 2006. Previously, this product was partnered with Par Pharmaceutical, Inc., or Par; however, on August 1, 2007, we announced that Par returned the rights to NitroMist™ to us as part of Par's strategy to concentrate its resources on supportive care in AIDS and oncology markets. We are currently investigating strategic partners for this product.

ZolpiMist™ (zolpidem oral spray). Zolpidem is the active ingredient in Ambien®, the leading hytic marketed by Sanofi-Aventis. A pilot pharmacokinetic, or PK, study in zolpidem oral spray with 10 healthy subjects, completed in the first half of calendar 2005, suggested that our formulation of zolpidem oral spray had a comparable PK profile to the Ambien® tablet but with a more rapid time to detectable drug levels. In October 2006, we announced positive results from a pilot pharmacokinetic study comparing our formulation of ZolpiMist™ to Ambien® tablets. In the study, 10 healthy male volunteers received ZolpiMist™ or Ambien® tablets in 5mg or 10mg doses. For fasting subjects, fifteen minutes after dosing, 80% of subjects using ZolpiMist™ achieved blood concentrations of greater than 20 ng/ml, compared to 33% of subjects in the 5mg Ambien® tablet group and 40% of subjects in the 10mg Ambien® tablet group. The difference between the oral spray groups and tablet groups was statistically significant (p=0.016). Twenty ng/ml is a level generally believed to approximate the lower limit of the therapeutic range for zolpidem. Additionally, drug concentrations were measured at five and ten minutes post-dosing. At these early time points, the oral spray groups achieved drug levels five-to-thirty times greater than subjects in the corresponding tablet groups. These differences were also statistically significant. ZolpiMist™ has the potential to provide patients with the meaningful benefit of faster onset of sleep as compared to existing sleep remedies should future studies validate the already completed Pilot PK study. We submitted the NDA for our zolpidem product candidate in the second half of 2007, and the FDA indicated acceptance of this NDA filing in January 2008. We may obtain final approval from the FDA by the fourth quarter of 2008.

Sumatriptan oral spray. Sumatriptan is the active ingredient in Imitrex® which is the largest selling migraine remedy marketed by GlaxoSmithKline, or GSK. A pilot PK study of our sumatriptan oral spray with 9 healthy subjects, completed in the second half of calendar 2004, suggested that the formulation achieved plasma concentrations of sumatriptan in the therapeutic range. In September 2006 we announced positive results from an additional pilot pharmacokinetic study, with our oral spray formulation of sumatriptan which demonstrated that sumatriptan oral spray achieves a statistically significant increase in absorption rate as compared with Imitrex® tablets. The rate of drug absorption is believed to be the most important predictor of the degree and speed of migraine relief. Sumatriptan oral spray was evaluated in a four-arm, crossover pharmacokinetic study comparing 50mg Imitrex® tablets to 20mg and 30mg of the oral spray in 10 healthy male volunteers under fasting conditions. At least 90% of subjects receiving sumatriptan oral spray had detectable drug levels at three minutes post-dosing, while at the same timepoint, only 10% of subjects receiving 50mg Imitrex® tablets had detectable drug levels. These differences are statistically significant.  At 3 to 6 minutes post dosing, all oral spray groups had statistically significantly higher mean concentration levels compared to 50mg Imitrex® tablets.   Using published data for the currently marketed Imitrex® nasal spray as a proxy for therapeutic blood levels, we observed that by 6 minutes post-dosing, 100% of the 20mg oral spray users achieved these critical plasma concentration levels while none of the subjects from the Imitrex® tablet group did so by this timepoint. This result was also statistically significant.  Furthermore, the study indicates up to a 50% increase in relative bioavailability of oral spray in comparison to the Imitrex® tablet.  Additionally, the pharmacokinetics of 20mg oral spray after a meal were evaluated. Sumatriptan oral spray was well tolerated.

While Imitrex® nasal spray was not included in this clinical study, the following represents a discussion of the results of our clinical study as compared to published data for Imitrex® nasal spray. Time to the first peak plasma concentration of sumatriptan -- which represents drug absorbed directly across the oral mucosa -- was approximately 70% faster with the 20mg oral spray than what has been reported in the literature for the same dose of the Imitrex® nasal spray (6 min. vs. 20 min.).  The mean concentration level achieved during this critical first phase of absorption is approximately 30% greater for the oral spray than what was observed in published studies of the nasal spray (10.9 ng/mL vs. 8.5 ng/mL).  Relative bioavailability after administration of 20mg oral spray appears to be greater than published estimates for the same dose of the Imitrex® nasal spray.

Sumatriptan oral spray may provide clinical benefits to migraine sufferers including, possibly, faster relief than Imitrex® tablets as well as greater tolerability than triptan nasal sprays. Further, if proven to be safe and effective, sumatriptan oral spray may be attractive to patients who have trouble taking oral medications due to nausea and vomiting caused by the migraine attack. Previously, we were targeting an NDA submission for our sumatriptan product candidate in the first half of calendar 2008; however, due primarily to funding constraints, at the present time, we are unable to make predictions for this program relative to sufficient funding, timing, future strategic partnerships, regulatory pathway or approval with the FDA. During the fourth quarter 2007, we significantly reduced clinical development activities on our product candidate pipeline, including sumatriptan, as we did not believe that we had sufficient cash to sustain such activities. As of the current date, we have not yet secured additional financing, and have therefore not resumed clinical development activity. There can be no assurances that we will be able to secure additional capital, and as a result, there can be no assurances as to whether, and when, we will be able to resume our clinical development activities.

Tizanidine oral spray. Tizanidine is indicated for the treatment of spasticity, a symptom of several neurological disorders, including multiple sclerosis, spinal cord injury, stroke and cerebral palsy, which leads to involuntary tensing, stiffening and contracting of muscles. Tizanidine treats spasticity by blocking nerve impulses through pre-synaptic inhibition of motor neurons. This method of action results in decreased spasticity without a corresponding reduction in muscle strength. Because patients experiencing spasticity may have difficulty swallowing the tablet formulation of the drug, our tizanidine oral spray may provide patients suffering from spasticity with a very convenient solution to this serious treatment problem. We were previously targeting an NDA submission for our tizanidine product candidate in calendar 2008. However, in June 2007, we announced our near-term clinical development strategy and our intention to focus the majority of our research and development resources on our two lead product candidates, zolpidem and sumatriptan oral spray. Furthermore, during the fourth quarter 2007, we significantly reduced clinical development activities on our product candidate pipeline, including tizanidine, as we did not believe that we had sufficient cash to sustain such activities. As of the current date, we have not yet secured additional financing, and have therefore not resumed clinical development activity. There can be no assurances that we will be able to secure additional capital, and as a result, there can be no assurances as to whether, and when, we will be able to resume our clinical development activities.

Ropinirole oral spray. Ropinirole is indicated for the treatment of the signs and symptoms of idiopathic Parkinson's disease. Ropinirole oral spray is ideal for the geriatric population who may be suffering from dysphagia (difficulty swallowing); 85% of sufferers of Parkinson's are 65 years of age or older and it is estimated that 45% of elderly people have some difficulty in swallowing. Our formulation of ropinirole oral spray may represent a more convenient way for the patient or healthcare provider to deliver ropinirole to patients suffering stiffness and/or tremors. We were previously targeting an NDA submission for our ropinirole product candidate in calendar 2008. However, in June 2007, we announced our near-term clinical development strategy and our intention to focus the majority of our research and development resources on our two lead product candidates, zolpidem and sumatriptan oral spray. Furthermore, during the fourth quarter 2007, we significantly reduced clinical development activities on our product candidate pipeline, including ropinirole, as we did not believe that we had sufficient cash to sustain such activities. As of the current date, we have not yet secured additional financing, and have therefore not resumed clinical development activity. There can be no assurances that we will be able to secure additional capital, and as a result, there can be no assurances as to whether, and when, we will be able to resume our clinical development activities.

Zensana™ (ondansetron oral spray). Ondansetron is the active ingredient in Zofran®, the leading anti-emetic marketed by GSK. Through July 31, 2007, this product candidate was licensed to Hana Biosciences, who was overseeing all clinical development and regulatory approval activities for this product in the U.S. and Canada. On July 31, 2007, we entered into a Product Development and Commercialization Sublicense Agreement with Hana Biosciences and Par, pursuant to which Hana Biosciences granted a sublicense to Par to develop and commercialize Zensana™. Par is responsible for all development, regulatory, manufacturing and commercialization activities of Zensana™ in the United States and Canada, including the development and re-filing of the NDA in the United States. In addition, we entered into an Amended and Restated License Agreement with Hana Biosciences, pursuant to which Hana Biosciences relinquished its right to pay reduced royalty rates to us until such time as Hana Biosciences had recovered one-half of its costs and expenses incurred in developing Zensana™ from sales of Zensana™ and we agreed to surrender for cancellation all 73,121 shares of the Hana Biosciences common stock we acquired in connection with execution of the original license agreement with Hana Biosciences. Par has announced that it expects to complete clinical development on the revised formulation of Zensana™ during 2008, and expects to submit a new NDA for Zensana™ by the end of 2008.

In January 2006, Hana Biosciences announced positive study results of a pivotal clinical trial for Zensana™. Hana Biosciences submitted its NDA on June 30, 2006 and such NDA was accepted for review by the FDA in August 2006. Previously, Hana Biosciences targeted final approval from the FDA and commercial launch in calendar 2007. However, on February 20, 2007, we announced that Hana Biosciences notified us that ongoing scale-up and stability experiments indicate that there is a need to make adjustments to the formulation and/or manufacturing process, and that there is likely to be a delay in the FDA approval and commercial launch of Zensana™ as a result thereof.  On March 23, 2007, Hana Biosciences announced its plan to withdraw, without prejudice, its pending NDA for Zensana™ with the FDA.

We will receive a milestone payment from Hana Biosciences upon final approval from the FDA. In addition, we will receive double-digit royalty payments based upon a percentage of net sales.  We retain the rights to our ondansetron oral spray outside of the U.S. and Canada.

Ondansetron oral spray (Europe) - On May 19, 2008, we entered into a European partnership for its ondansetron oral spray for the treatment of nausea with BioAlliance Pharma SA. The agreement with BioAlliance resulted in an immediate non-refundable license fee to us of $3 million, with up to an aggregate of $24 million in additional milestones in addition to royalties expected upon the approval and commercialization of the product by BioAlliance.

Propofol oral spray. Propofol is the active ingredient in Diprivan®, a leading intravenous anesthetic marketed by AstraZeneca. We continue to support our partner, Manhattan Pharmaceuticals, Inc., or Manhattan Pharmaceuticals, who will oversee all clinical development and regulatory approval for this product candidate. On July 10, 2007, Manhattan Pharmaceuticals announced its intention to pursue appropriate sub-licensing opportunities for this product candidate.

Veterinary. Our veterinary initiatives are being carried out largely by our partner, Velcera, Inc., or Velcera. In June 2007, Velcera announced that it had entered into a global license and development agreement with Novartis Animal Health. The agreement calls for Novartis Animal Health to develop, register and commercialize a novel canine product utilizing Velcera’s Promist™ platform, which is based on our patented oral spray technology. On March 5, 2008, Velcera announced that it had received notice from Novartis that it was terminating the agreement without cause.

As discussed above, certain of our product candidates are in early stages of clinical development and some are in preclinical testing. These product candidates are continuously evaluated and assessed and are often subject to changes in formulation and technology. As a result, these product candidates are subject to a more difficult, time-consuming and expensive regulatory path in order to commence and complete the preclinical and clinical testing of these product candidates as compared to other product candidates in later stages of development.

At our inception in 1982, then known as Pharmaconsult, we consulted to the pharmaceutical industry, focusing on product development activities of various European pharmaceutical companies. Since 1992, we have used our consulting revenues to fund our own product development activities. Our focus on developing our own products evolved naturally out of our consulting experience for other pharmaceutical companies. Substantially all of our revenues previously were derived from our consulting activities. Consulting activities are no longer a material part of our business. In 1991, we changed our name to Flemington Pharmaceutical Corporation. Effective October 1, 2002, we again changed our name to NovaDel Pharma Inc. Our principal business address is 25 Minneakoning Road, Flemington, New Jersey, 08822, and our telephone number is (908) 782-3431. We maintain a website at www.novadel.com. We include our website address in this prospectus only as an inactive textural reference and do not intend it to be an active link to our website. The material on our website is not part of our prospectus. You may also obtain a free copy of these reports and amendments, as well as our Corporate Governance Guidelines, committee charters and Code of Conduct, by contacting our Chief Financial Officer and Corporate Secretary.

THE OFFERING

Number of shares of our common stock offered by the selling security holders.............	8,000,000(1) shares
Number of shares of our common stock outstanding after the offering....................	68,692,260(2) shares
Use of proceeds....................................

We will not receive any proceeds from the sale of common stock by the selling security holders. We may receive the proceeds from the exercise of warrants held by the selling security holders, if any are exercised. Any such proceeds will be used primarily for increased or additional research and development and general working capital. However, the selling security holders have the right to exercise the warrants pursuant to a cashless exercise provision, in which case, we will not receive any proceeds from the exercise of the warrants from the selling security holders.

American Stock Exchange symbol.............	NVD

__________________

(1)	Includes the full conversion of the convertible notes into 5,000,000 shares of common stock, and warrants to purchase 3,000,000 shares of common stock.
(2)

Based upon 60,692,260 shares of common stock issued and outstanding as of June 20, 2008, after giving effect to the conversion of the convertible notes into 5,000,000 shares of common stock and the exercise of warrants to purchase up to an aggregate of 3,000,000 shares of common stock, and excluding shares of common stock to be issued upon the exercise of outstanding warrants.

RISK FACTORS

One should carefully consider the following risk factors and all other information contained in this prospectus before investing in our common stock. Investing in our common stock involves a high degree of risk. Any of the following risks could adversely affect our business, financial condition, results of operations, performance, achievements and industry and could result in a complete loss of one’s investment. The risks and uncertainties described below are not the only ones we may face.

RISKS RELATED TO OUR BUSINESS

OUR AUDITORS HAVE EXPRESSED SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

Our unaudited financial statements for the three months ended March 31, 2008, were prepared under the assumption that we will continue our operations as a going concern. We were incorporated in 1982, and have a history of losses. As a result, our independent registered public accounting firm in their audit report has expressed substantial doubt about our ability to continue as a going concern. Continued operations are dependent on our ability to complete equity or debt formation activities or to generate profitable operations. Such capital formation activities may not be available or may not be available on reasonable terms. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we cannot continue as a viable entity, our stockholders may lose some or all of their investment in the Company.

WE WILL REQUIRE SIGNIFICANT CAPITAL FOR PRODUCT DEVELOPMENT AND COMMERCIALIZATION IN THE NEAR TERM.

The research, development, testing and approval of our product candidates involve significant expenditures, and, accordingly, we require significant capital to fund such expenditures. Due to our small revenue base, low level of working capital and, until recently, our relative inability to increase the number of development agreements with pharmaceutical companies, we have been unable to pursue aggressively our product development strategy. Until and unless our operations generate significant revenues and cash flow, we will attempt to continue to fund operations from cash on hand and through the sources of capital described below. Our long-term liquidity is contingent upon achieving sales and positive cash flows from operating activities, and/or obtaining additional financing. The most likely sources of financing include private placements of our equity or debt securities or bridge loans to us from third-party lenders, license payments from current and future partners, and royalty payments from sales of approved product candidates by partners. We can give no assurances that any additional capital that we are able to obtain will be sufficient to meet our needs, or on terms favorable to us. During the fourth quarter 2007, we significantly reduced clinical development activities on our product candidate pipeline, as we did not believe that we had sufficient cash to sustain such activities. Despite this reduction in expenditures for clinical activities, we require capital to sustain our existing organization until such time as clinical activities can be resumed. During the second quarter 2008, we received $1,475,000 in gross proceeds from the Initial Closing of a convertible note financing with certain funds affiliated with ProQuest Investments. In addition, during the second quarter, we entered into a European partnership for our ondansetron oral spray with BioAlliance Pharma S.A., as a result of which we received an immediate non-refundable license fee of $3 million. Given the current level of spending, we estimate that we will have sufficient cash on hand to fund operations through at least the end of 2008, and, once the Subsequent Closing is complete, through the first quarter of 2009, subject to the approvals of the American Stock Exchange and stockholders. However, we may determine that it is appropriate to increase development activities on our product candidate pipeline, which activities have been significantly reduced since the fourth quarter of 2007. An increase in development activities would significantly increase cash outflows and thereby require additional funding in order to sustain operations through the end of 2008. We may choose to raise additional capital before December 31, 2008 to fund future development activities or to take advantage of other strategic opportunities. This could include the securing of funds through new strategic partnerships and/or the sale of common stock or other securities. There can be no assurance that such capital will be available to us on favorable terms, or at all There are a number of risks and uncertainties related to our attempt to complete a financing or strategic partnering arrangement that are outside our control. We may not be able to obtain additional financing on terms acceptable to us, or at all. If we are unsuccessful at obtaining additional financing as needed, we may be required to significantly curtail or cease operations. We will need additional financing thereafter until we achieve profitability, if ever.

WE MAY NEED ADDITIONAL CAPITAL TO FUND OUR OPERATIONS UNTIL WE ARE ABLE TO GENERATE A PROFIT.

Our operations to date have required significant cash expenditures. Our future capital requirements will depend on the results of our research and development activities, and preclinical studies.

Although we have significantly reduced clinical development activities on our product candidate pipeline since the fourth quarter 2007, we believe that we will need to obtain more funding in the future through collaborations or other arrangements with research institutions and corporate partners or public and private offerings of our securities, including debt or equity financing.  We may not be able to obtain adequate funds for our operations from these sources when needed or on acceptable terms.  Future collaborations or similar arrangements may require us to license valuable intellectual property to, or to share substantial economic benefits with, our collaborators.  If we raise additional capital by issuing additional equity or securities convertible into equity, our stockholders may experience dilution and our share price may decline.  Any debt financing may result in restrictions on our spending.

If we are unable to raise additional funds, we will need to do one or more of the following:

•	further delay, scale-back or eliminate some or all of our research and product development programs;

•	license third parties to develop and commercialize products or technologies that we would otherwise seek to develop and commercialize ourselves;

•	attempt to sell our company;

•	cease operations; or

•	declare bankruptcy.

We may continue to maintain current levels of spending during the fiscal year 2008, given the uncertainties inherent in our business and our current liquidity position.  We believe that at the current level of spending, we estimate that we will have sufficient cash on hand to fund operations through the end of 2008, and, once the Subsequent Closing is complete, through the first quarter of 2009, subject to the approvals of the American Stock Exchange and stockholders. However, we may determine that it is appropriate to increase development activities on our product candidate pipeline, which activities have been significantly reduced since the fourth quarter of 2007. An increase in development activities would significantly increase cash outflows and thereby require additional funding in order to sustain operations through the end of 2008.

WE ARE A PRE-COMMERCIALIZATION COMPANY, HAVE A LIMITED OPERATING HISTORY AND HAVE NOT GENERATED ANY REVENUES FROM THE SALE OF PRODUCTS TO DATE.

We are a pre-commercialization specialty pharmaceutical company developing oral spray formulations of a broad range of marketed treatments. There are many uncertainties and complexities with respect to such companies. We have not generated any revenue from the commercial sale of our proposed products and do not expect to receive such revenue in the near future. We have no material licensing or royalty revenue or products ready for sale or licensing in the marketplace. This limited history may not be adequate to enable one to fully assess our ability to develop our technologies and proposed products, obtain U.S. Food and Drug Administration, or FDA, approval and achieve market acceptance of our proposed products and respond to competition. The filing of a New Drug Application, or NDA, with the FDA is an important step in the approval process in the U.S. Acceptance for filing by the FDA does not mean that the NDA has been or will be approved, nor does it represent an evaluation of the adequacy of the data submitted. On November 3, 2006, we announced that we received an approval letter from the FDA regarding our NDA for NitroMist™. Previously, this product was partnered with Par; however, on August 1, 2007, we announced that Par returned the rights to NitroMist™ to us as part of Par's strategy to concentrate its resources on supportive care in AIDS and oncology markets. On January 23, 2008, we announced that our NDA filing for ZolpiMist™, our zolpidem oral spray, was accepted by the FDA. Based on this acceptance, we would anticipate a final response from the FDA during the second half of 2008. We are currently investigating strategic partners for both NitroMist™ and ZolpiMist™. We cannot be certain as to when to anticipate commercializing and marketing any of our product candidates in development, if at all, and do not expect to generate sufficient revenues from proposed product sales to cover our expenses or achieve profitability in the near future. During the fourth quarter 2007, we significantly reduced clinical development activities on our product candidate pipeline, as we did not believe that we had sufficient cash to sustain such activities. On May 6, 2008, we entered into a binding Securities Purchase Agreement, as amended pursuant to Amendment No. 1 to the Securities Purchase Agreement, dated May 28, 2008, to sell up to $4,000,000 of secured convertible promissory notes and accompanying warrants. On May 30, 2008, we closed on the initial portion of such financing for $1,475,000 of convertible notes and warrants. In addition, during the second quarter, we entered into a European partnership for our ondansetron oral spray with BioAlliance Pharma S.A., as a result of which we received an immediate non-refundable license fee of $3 million. However, we have not yet resumed clinical development activity, as we have not yet determined if it is advisable to resume spending significant resources on our development activities. There can be no assurances that we will be able to secure additional capital, and as a result, there can be no assurances as to whether, and when, we will be able to resume our clinical development activities.

We had an accumulated deficit as of March 31, 2008 of approximately $67.2 million. We incurred losses in each of our last ten fiscal years, including net losses of approximately $2.0 million for the three months ended March 31, 2008, $17.0 million for the year ended December 31, 2007, $3.8 million for the five months ended December 31, 2006, $10.1 million for the fiscal year ended July 31, 2006 and $9.5 million for the fiscal year ended July 31, 2005. Additionally, we have reported negative cash flows from operations of approximately $4.0 million for the three months ended March 31, 2008, $15.2 million for the year ended December 31, 2007, $1.8 million for the five months ended December 31, 2006, $8.9 million for the fiscal year ended July 31, 2006 and $6.3 million for the fiscal year ended July 31, 2005. We anticipate that we will incur substantial operating expenses in connection with continued research and development, clinical trials, testing and approval of our proposed products, and expect these expenses will result in continuing and, perhaps, significant operating losses until such time, if ever, that we are able to achieve adequate product sales levels. Our ability to generate revenue and achieve profitability depends upon our ability, alone or with others, to complete the development of our product candidates, obtain the required regulatory approvals and manufacture, market and sell our product candidates.

OUR ADDITIONAL FINANCING REQUIREMENTS COULD RESULT IN DILUTION TO EXISTING STOCKHOLDERS.

The additional financings we require may be obtained through one or more transactions which effectively dilute the ownership interests of our existing stockholders. Further, we may not be able to secure such additional financing on terms acceptable to us, if at all. We have the authority to issue additional shares of our common stock, as well as additional classes or series of ownership interests or debt obligations which may be convertible into any one or more classes or series of ownership interests. We are authorized to issue a total of 200,000,000 shares of common stock and 1,000,000 shares of preferred stock. Such securities may be issued without the approval or other consent of our stockholders.

OUR TECHNOLOGY PLATFORM IS BASED SOLELY ON OUR PROPRIETARY DRUG DELIVERY TECHNOLOGY. OUR ONGOING CLINICAL TRIALS FOR CERTAIN OF OUR PRODUCT CANDIDATES MAY BE DELAYED, OR FAIL, WHICH WILL HARM OUR BUSINESS.

Our strategy is to concentrate our product development activities primarily on pharmaceutical products for which there already are significant prescription sales, where the use of our proprietary, novel drug delivery technology could potentially enhance speed of onset of therapeutic effect, could potentially reduce side effects through a reduction of the amount of active drug substance required to produce a given therapeutic effect and improve patient convenience or compliance. Our most recent new product candidates, tizanidine and ropinirole, are focused on the neurology segment, where we believe that the benefits of our proprietary drug delivery technology may apply to a number of different pharmaceutical products.

On November 3, 2006, we announced that the FDA has approved our NitroMist™ (nitroglycerin lingual aerosol) for acute relief of an attack or acute prophylaxis of angina pectoris due to coronary artery disease. NitroMist™ is our first approval that utilizes our proprietary oral spray technology.

Through July 31, 2007, our ondansetron oral spray product candidate, Zensana™ was licensed to Hana Biosciences, who was overseeing all clinical development and regulatory approval activities for this product in the U.S. and Canada. On July 31, 2007, we entered into a Product Development and Commercialization Sublicense Agreement with Hana Biosciences and Par, pursuant to which Hana Biosciences granted a sublicense to Par to develop and commercialize Zensana™. Par is responsible for all development, regulatory, manufacturing and commercialization activities of Zensana™ in the United States and Canada. In January 2006, Hana Biosciences announced positive study results of a pivotal clinical trial for Zensana™. Hana Biosciences submitted its NDA on June 30, 2006. Such NDA was accepted for filing by the FDA in August 2006. Previously, Hana Biosciences targeted final approval from the FDA and commercial launch in calendar year 2007.  However, on February 20, 2007, we announced that Hana Biosciences notified us that ongoing scale-up and stability experiments indicate that there is a need to make adjustments to the formulation and/or manufacturing process, and that there is likely to be a delay in the FDA approval and commercial launch of Zensana™ as a result thereof.  On March 23, 2007, Hana Biosciences announced its plan to withdraw, without prejudice, its pending NDA for Zensana™ with the FDA.

We completed pilot pharmacokinetic studies of certain of our product candidates during late calendar year 2004 and early calendar year 2005. These products are oral spray formulations of ondansetron, sumatriptan, propofol and zolpidem. In addition, in September and October 2006, we completed a pharmacokinetic study of our improved oral spray formulation of sumatriptan and zolpidem, respectively. The goal of these pilot pharmacokinetic studies is to determine whether or not a specific oral spray can achieve therapeutic blood levels of an active ingredient via administration through the oral mucosa. If desired therapeutic blood levels are not achieved, it could result in the need to reformulate the oral spray and/or to terminate work on a specific compound which would have a material adverse effect on our operations.

We have also completed pilot pharmacokinetic studies for two antihistamine oral sprays (loratadine and clemastine), an estradiol oral spray, an alprazolam oral spray and a progesterone oral spray. In addition, we completed phase 2 clinical trials for the clemastine oral spray. However, additional development work on these product candidates has been put on hold.

We have also commenced formulation work on two new product candidates, tizanidine oral spray and ropinirole oral spray.

Companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials. Data obtained from tests are susceptible to varying interpretations which may delay, limit or prevent regulatory approval. In addition, companies may be unable to enroll patients quickly enough to meet expectations for completing clinical trials. The timing and completion of current and planned clinical trials of our product candidates depend on, among other factors, the rate at which patients are enrolled, which is a function of many factors, including:

•	the number of clinical sites;
•	the size of the patient population;
•	the proximity of patients to the clinical sites;
•	the eligibility criteria for the study;
•	the existence of competing clinical trials; and
•	the existence of alternative available products.

Delays in patient enrollment in clinical trials may occur, which would likely result in increased costs, program delays or both.

THERE ARE CERTAIN INTERLOCKING RELATIONSHIPS AND POTENTIAL CONFLICTS OF INTEREST.

Lindsay A. Rosenwald, M.D., a significant stockholder, directly and indirectly, of us, is the Chairman and sole shareholder of Paramount. In the regular course of its business and the business of its affiliates, and outside of its arrangement with us, Paramount and/or its affiliates identify, evaluate and pursue investment opportunities in biomedical and pharmaceutical products, technologies and companies. As of June 20, 2008, Dr. Rosenwald beneficially owns approximately 14% of our outstanding common stock (assuming exercise of certain warrants beneficially owned by Dr. Rosenwald). As such, Dr. Rosenwald and Paramount may be deemed to be our affiliates. Dr. Rosenwald has the ability to designate an individual to serve on our Board of Directors, or the Board, and has exercised such ability by designating Mr. J. Jay Lobell to serve on the Board. Although Mr. Lobell is a designee of Dr. Rosenwald’s, he does not have any voting or dispositive control over the shares held directly or indirectly by Dr. Rosenwald. On December 14, 2005 based upon the recommendation of the Corporate Governance and Nominating Committee, the Board elected Mr. Lobell as a member of the Board. Pursuant to the listing standards of the American Stock Exchange, or AMEX, Mr. Lobell has been deemed to be an independent director by our Board as of September 15, 2006. Dr. Rosenwald and Paramount may also be deemed to be affiliates of Manhattan Pharmaceuticals, Velcera and Hana Biosciences. In addition, Paramount has assisted us in the placement of shares in connection with various private placements. Generally, Delaware corporate law requires that any transactions between us and any of our affiliates be on terms that, when taken as a whole, are substantially as favorable to us as those then reasonably obtainable in an arms length transaction from a person who is not an affiliate. Nevertheless, neither Dr. Rosenwald nor Paramount, nor their affiliates, are obligated pursuant to any agreement or understanding with us to make any additional products or technologies available to us, nor can there be any assurance, and we do not expect and our stockholders should not expect, that any biomedical or pharmaceutical product or technology identified by Dr. Rosenwald or Paramount, or their affiliates, in the future will be made available to us. In addition, certain of our current officers and directors or any officers or directors hereafter appointed by us may from time to time serve as officers or directors of other biopharmaceutical or biotechnology companies. Such other companies may have interests in conflict with our interests.

OUR BUSINESS AND REVENUE IS DEPENDENT ON THE SUCCESSFUL DEVELOPMENT OF OUR PRODUCTS.

Revenue received from our product development efforts consists of payments by pharmaceutical companies for research and bioavailability studies, pilot clinical trials and similar milestone-related payments. Our future growth and profitability will be dependent upon our ability to successfully raise additional funds to complete the development of, obtain regulatory approvals for and license out or market our product candidates. Accordingly, our prospects must be considered in light of the risks, expenses and difficulties frequently encountered in connection with the establishment of a new business in a highly competitive industry, characterized by frequent new product introductions. We anticipate that we will incur substantial operating expenses in connection with the development, testing and approval of our product candidates and expect these expenses to result in continuing and significant operating losses until such time, if ever, that we are able to achieve adequate levels of sales or license revenues. We may not be able to raise additional financing, increase revenues significantly, or achieve profitable operations. During the fourth quarter 2007, we significantly reduced clinical development activities on our product candidate pipeline, as we did not believe that we had sufficient cash to sustain such activities. On May 6, 2008, we entered into a binding Securities Purchase Agreement, as amended pursuant to Amendment No. 1 to the Securities Purchase Agreement, dated May 28, 2008, to sell up to $4,000,000 of secured convertible promissory notes and accompanying warrants. On May 30, 2008, we closed on the initial portion of such financing for $1,475,000 of convertible notes and warrants. In addition, during the second quarter, we entered into a European partnership for our ondansetron oral spray with BioAlliance Pharma S.A., as a result of which we received an immediate non-refundable license fee of $3 million. However, we have not yet resumed clinical development activity, as we have not yet determined if it is advisable to resume spending significant resources on our development activities. There can be no assurances that we will be able to secure additional capital, and as a result, there can be no assurances as to whether, and when, we will be able to resume our clinical development activities. See “Risk Factors - We Will Require Significant Capital For Product Development And Commercialization” and “Our Strategy Includes Entering Into Collaboration Agreements With Third Parties For Certain of our Product Candidates And We May Require Additional Collaboration Agreements. If We Fail To Enter Into These Agreements Or If We Or The Third Parties Do Not Perform Under Such Agreements, It Could Impair Our Ability To Commercialize Our Proposed Products.”

SOME OF OUR PRODUCT CANDIDATES ARE IN EARLY STAGES OF CLINICAL DEVELOPMENT AND SOME ARE IN PRECLINICAL TESTING, WHICH MAY AFFECT OUR ABILITY OR THE TIME WE REQUIRE TO OBTAIN NECESSARY REGULATORY APPROVALS.

Some of our product candidates are in early stages of clinical development and some are in preclinical testing. These product candidates are continuously evaluated and assessed and are often subject to changes in formulation and technology. The regulatory requirements governing these types of products may be less well defined or more rigorous than for conventional products. As a result, we may experience delays with our preclinical and clinical testing, and a longer and more expensive regulatory process in connection with obtaining regulatory approvals of these types of product candidates as compared to others in our pipeline at later stages of development. These delays may negatively affect our business and operations.

WE DO NOT HAVE COMMERCIALLY AVAILABLE PRODUCTS.

Our principal efforts are the development of, and obtaining regulatory approvals for, our product candidates. We anticipate that marketing activities for our product candidates, whether by us or one or more of our licensees, if any, will not begin until the second half of the calendar year 2008 at the earliest. On November 3, 2006, we announced that we received an approval letter from the FDA regarding our NDA for NitroMist™. Previously, this product was partnered with Par; however, on August 1, 2007, we announced that Par returned the rights to NitroMist™ to us as part of Par's strategy to concentrate its resources on supportive care in AIDS and oncology markets. On January 23, 2008, we announced that our NDA filing for ZolpiMist™, our zolpidem oral spray, was accepted by the FDA. Based on this acceptance, we would anticipate a final response from the FDA during the second half of 2008. We are currently investigating strategic partners for both NitroMist™ and ZolpiMist™. Accordingly, it is not anticipated that we will generate any revenues from royalties or sales of our product candidates until regulatory approvals are obtained, if ever, and marketing activities begin. Any one or more of our product candidates may not prove to be commercially viable, or if viable, may not reach the marketplace on a basis consistent with our desired timetables. The failure or the delay of any one or more of our proposed product candidates to achieve commercial viability would have a material adverse effect on us. During the fourth quarter 2007, we significantly reduced clinical development activities on our product candidate pipeline, as we did not believe that we had sufficient cash to sustain such activities. On May 6, 2008, we entered into a binding Securities Purchase Agreement, as amended pursuant to Amendment No. 1 to the Securities Purchase Agreement, dated May 28, 2008, to sell up to $4,000,000 of secured convertible promissory notes and accompanying warrants. On May 30, 2008, we closed on the initial portion of such financing for $1,475,000 of convertible notes and warrants. In addition, during the second quarter, we entered into a European partnership for our ondansetron oral spray with BioAlliance Pharma S.A., as a result of which we received an immediate non-refundable license fee of $3 million. However, we have not yet resumed clinical development activity, as we have not yet determined if it is advisable to resume spending significant resources on our development activities. There can be no assurances that we will be able to secure a sufficient amount of additional capital, and as a result, there can be no assurances as to whether, and when, we will be able to resume our clinical development activities.

WE HAVE NOT COMPLETED PRODUCT DEVELOPMENT.

We have not completed the development of our product candidates and we will be required to devote considerable effort and expenditures to complete such development. In addition to obtaining adequate financing, satisfactory completion of development, testing, government approval and sufficient production levels of such product candidates must be obtained before the product candidates will become available for commercial sale. On November 3, 2006, we announced that we received an approval letter from the FDA regarding our NDA for NitroMist™. Previously, this product was partnered with Par; however, on August 1, 2007, we announced that Par returned the rights to NitroMist™ to us as part of Par's strategy to concentrate its resources on supportive care in AIDS and oncology markets. On January 23, 2008, we announced that our NDA filing for ZolpiMist™, our zolpidem oral spray, was accepted by the FDA. Based on this acceptance, we would anticipate a final response from the FDA during the second half of 2008. We are currently investigating strategic partners for both NitroMist™ and ZolpiMist™. Other potential products remain in the conceptual or very early development stage and remain subject to all the risks inherent in the development of pharmaceutical products, including unanticipated development problems and possible lack of funds to undertake or continue development. These factors could result in abandonment or substantial change in the development of a specific formulated product. We may not be able to successfully develop any one or more of our product candidates or develop such product candidates on a timely basis. Further, such product candidates may not be commercially accepted if developed. The inability to successfully complete development, or a determination by us, for financial or other reasons, not to undertake to complete development of any product candidates, particularly in instances in which we have made significant capital expenditures, could have a material adverse effect on our business and operations. Furthermore, during the fourth quarter 2007, we significantly reduced clinical development activities on our product candidate pipeline, as we did not believe that we had sufficient cash to sustain such activities. On May 6, 2008, we entered into a binding Securities Purchase Agreement, as amended pursuant to Amendment No. 1 to the Securities Purchase Agreement, dated May 28, 2008, to sell up to $4,000,000 of secured convertible promissory notes and accompanying warrants. On May 30, 2008, we closed on the initial portion of such financing for $1,475,000 of convertible notes and warrants. In addition, during the second quarter, we entered into a European partnership for our ondansetron oral spray with BioAlliance Pharma S.A., as a result of which we received an immediate non-refundable license fee of $3 million. However, we have not yet resumed clinical development activity, as we have not yet determined if it is advisable to resume spending significant resources on our development activities. There can be no assurances that we will be able to secure a sufficient amount of additional capital, and as a result, there can be no assurances as to whether, and when, we will be able to resume our clinical development activities.

WE DO NOT HAVE DIRECT CONSUMER MARKETING EXPERIENCE.

We have no experience in marketing or distribution at the consumer level of our product candidates. Moreover, we do not have the financial or other resources to undertake extensive marketing and advertising activities. Accordingly, we intend generally to rely on marketing arrangements, including possible joint ventures or license or distribution arrangements with third-parties. Except for our agreements with Par, Manhattan Pharmaceuticals, Velcera and Hana Biosciences, we have not entered into any significant agreements or arrangements with respect to the marketing of our product candidates. We may not be able to enter into any such agreements or similar arrangements in the future and we may not be able to successfully market our products. If we fail to enter into these agreements or if we or the third parties do not perform under such agreements, it could impair our ability to commercialize our products.

We have stated our intention to possibly market our own products in the future, although we have no such experience to date. Substantial investment will be required in order to build infrastructure and provide resources in support of marketing our own products, particularly the establishment of a marketing force. If we do not develop a marketing force of our own, then we will depend on arrangements with corporate partners or other entities for the marketing and sale of our remaining products. The establishment of our own marketing force, or a strategy to rely on third party marketing arrangements, could adversely affect our profit margins.

WE MUST COMPLY WITH GOOD MANUFACTURING PRACTICES.

The manufacture of our pharmaceutical products under development will be subject to current Good Manufacturing Practices, or cGMP, prescribed by the FDA, pre-approval inspections by the FDA or comparable foreign authorities, or both, before commercial manufacture of any such products and periodic cGMP compliance inspections thereafter by the FDA. We, or any of our third party manufacturers, may not be able to comply with cGMP or satisfy pre- or post-approval inspections by the FDA or comparable foreign authorities in connection with the manufacture of our product candidates. Failure or delay by us or any such manufacturer to comply with cGMP or satisfy pre- or post-approval inspections would have a material adverse effect on our business and operations.

WE ARE DEPENDENT ON OUR SUPPLIERS.

We believe that the active ingredients used in the manufacture of our product candidates are presently available from numerous suppliers located in the U.S., Europe, India and Japan. We believe that certain raw materials, including inactive ingredients, are available from a limited number of suppliers and that certain packaging materials intended for use in connection with our spray products currently are available only from sole source suppliers. Although we do not believe we will encounter difficulties in obtaining the inactive ingredients or packaging materials necessary for the manufacture of our product candidates, we may not be able to enter into satisfactory agreements or arrangements for the purchase of commercial quantities of such materials. We have a written supply agreement with Dynamit Nobel for certain raw materials for our nitroglycerin lingual spray and a written supply agreement in place with INyX USA, Ltd., whereby Inyx shall manufacture our nitroglycerin lingual spray in its Manatee, Puerto Rico facility. On July 3, 2007, INyX, our manufacturer for our NitroMist™ product candidate, announced it filed for protection under the Chapter 11 bankruptcy laws. We are taking all necessary steps to ensure that any of our limited assets at the manufacturer's facility are protected.

In February 2008, we entered into a Master Services Agreement with Rechon Life Sciences (Malmo, Sweden), whereby Rechon will provide services related to the manufacturing development and the manufacture of clinical supplies for our products. Rechon provides these services on a fee-for-service basis.

With respect to other suppliers, we operate primarily on a purchase order basis beyond which there is no contract memorializing our purchasing arrangements. The inability to enter into agreements or otherwise arrange for adequate or timely supplies of principal raw materials and the possible inability to secure alternative sources of raw material supplies, or the failure of Dynamit Nobel, INyX USA, Ltd., or Rechon Life Sciences to comply with their supply obligations to us, could have a material adverse effect on our ability to arrange for the manufacture of formulated products. In addition, development and regulatory approval of our products are dependent upon our ability to procure active ingredients and certain packaging materials from FDA-approved sources. Since the FDA approval process requires manufacturers to specify their proposed suppliers of active ingredients and certain packaging materials in their applications, FDA approval of a supplemental application to use a new supplier would be required if active ingredients or such packaging materials were no longer available from the originally specified supplier, which may result in manufacturing delays. If we do not maintain important manufacturing relationships, we may fail to find a replacement manufacturer or to develop our own manufacturing capabilities. If we cannot do so, it could delay or impair our ability to obtain regulatory approval for our products and substantially increase our costs or deplete any profit margins. If we do find replacement manufacturers, we may not be able to enter into agreements with them on terms and conditions favorable to us and, there could be a substantial delay before a new facility could be qualified and registered with the FDA and foreign regulatory authorities.

FAILURE TO ACHIEVE AND MAINTAIN EFFECTIVE INTERNAL CONTROLS IN ACCORDANCE WITH SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002 COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND OPERATING RESULTS. IN ADDITION, CURRENT AND POTENTIAL STOCKHOLDERS COULD LOSE CONFIDENCE IN OUR FINANCIAL REPORTING, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR STOCK PRICE.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our operating results and financial condition could be harmed.

We are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and reports by our independent registered public accounting firm addressing these assessments and our internal controls. During the course of our testing we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act of 2002 for compliance with the requirements of Section 404. In addition, if we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Failure to achieve and maintain an effective internal control environment could also cause investors to lose confidence in our reported financial information, which could have a material adverse effect on the price of our common stock.

COMPLIANCE WITH CHANGING REGULATION OF CORPORATE GOVERNANCE AND PUBLIC DISCLOSURE MAY RESULT IN ADDITIONAL EXPENSES.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new regulations promulgated by the Securities and Exchange Commission, or SEC, and American Stock Exchange, or AMEX rules, are creating uncertainty for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In particular, our recent efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our independent registered public accounting firm’s audit of that assessment requires the commitment of significant financial and managerial resources. In addition, it has become more difficult and more expensive for us to obtain director and officer liability insurance. We expect these efforts to require the continued commitment of significant resources. Further, our Board members, Chief Executive Officer and Chief Financial Officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified board members and executive officers, which could harm our business. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed.

WE FACE INTENSE COMPETITION.

The markets which we intend to enter are characterized by intense competition. We, or our licensees, may be competing against established, larger and/or better capitalized pharmaceutical companies with currently marketed products which are equivalent or functionally similar to those we intend to market. Prices of drug products are significantly affected by competitive factors and tend to decline as competition increases. In addition, numerous companies are developing or may, in the future, engage in the development of products competitive with our product candidates. We expect that technological developments will occur at a rapid rate and that competition is likely to intensify as enhanced dosage from technologies gain greater acceptance. Additionally, the markets for formulated products which we have targeted for development are intensely competitive, involving numerous competitors and products. Most of our prospective competitors possess substantially greater financial, technical and other resources than we do. Moreover, many of these companies possess greater marketing capabilities than we do, including the resources necessary to enable them to implement extensive advertising campaigns. We may not be able to compete successfully with such competitors.

Accordingly, our competitors may succeed in obtaining patent protection, receiving FDA or comparable foreign approval or commercializing products before us. If we commence commercial product sales, we will compete against companies with greater marketing and manufacturing capabilities who may successfully develop and commercialize products that are more effective or less expensive than ours. Our competitors may be more successful in receiving third party reimbursements from government agencies and others for their commercialized products which are similar to our products. If we cannot receive third party reimbursement for our products, we may not be able to commercialize our products. These are areas in which, as yet, we have limited or no experience. In addition, developments by our competitors may render our product candidates obsolete or noncompetitive.

We are aware of several companies that are selling or developing oral spray products. Sciele Pharma Inc. (formerly First Horizon Pharmaceutical Corporation), headquartered in Alpharetta, Georgia, currently markets Nitrolingual® Pumpspray, a nitroglycerin oral spray which is an “air” propelled dispensing system (our nitroglycerin lingual spray is a “propellant” based dispensing system). Generex Biotechnology Corporation, based in Toronto, Canada, is developing an insulin formulation that is delivered directly into the mouth via its RapidMist™ device. This product was approved in Ecuador, certain Middle Eastern countries, and India. They also state that they have begun research on four specific target molecules for their RapidMist™ delivery system: morphine, fentanyl, heparin and flu vaccine. Generex Biotechnology Corporation is listed as the assignee on 15 U.S. patents. RapidMist™ is a pending trademark of Generex Biotechnology Corporation. There are several other companies that we are aware of that develop and/or market oral spray products containing vitamins and homeopathic ingredients. GW Pharmaceuticals plc, based in the UK, has developed a cannabinoid lingual spray called Sativex®. Sativex® was approved by Health Canada in April 2005 for the relief of neuropathic pain in Multiple Sclerosis, or MS, and was launched in Canada in June 2005 by Bayer HealthCare, who will exclusively market Sativex® in Canada. Sosei Co. Ltd. is conducting Phase III clinical studies for its Fentanyl sublingual spray (AD923), an opioid analgesic for the treatment of cancer breakthrough pain. Insys Therapeutics Inc. is developing a Fentanyl sublingual spray for breakthrough cancer pain in opioid-tolerant patients.

We also face, and will continue to face, competition from colleges, universities, governmental agencies and other public and private research organizations. These competitors are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technology that they have developed. Some of these technologies may compete directly with the technologies that we are developing. These institutions will also compete with us in recruiting highly qualified scientific personnel. We expect that developments in the areas in which we are active may occur at a rapid rate and that competition will intensify as advances in this field are made. As a result, we need to continue to devote substantial resources and efforts to research and development activities.

LIMITED PRODUCT LIABILITY INSURANCE COVERAGE MAY AFFECT OUR BUSINESS.

We may be exposed to potential product liability claims by end-users of our products. Although we obtain product liability insurance per contractual obligations, before the commercialization of any of our product candidates, we cannot guarantee such insurance will be sufficient to cover all possible liabilities to which we may be exposed. Any product liability claim, even one that was not in excess of our insurance coverage or one that is meritless and/or unsuccessful, could adversely affect our cash available for other purposes, such as research and development. In addition, the existence of a product liability claim could affect the market price of our common stock. In addition, certain food and drug retailers require minimum product liability insurance coverage as a condition precedent to purchasing or accepting products for retail distribution. Product liability insurance coverage includes various deductibles, limitations and exclusions from coverage, and in any event might not fully cover any potential claims. Failure to satisfy such insurance requirements could impede the ability of us or our distributors to achieve broad retail distribution of our product candidates, which could have a material adverse effect on us.

EXTENSIVE GOVERNMENT REGULATION MAY AFFECT OUR BUSINESS.

The development, manufacture and commercialization of pharmaceutical products is generally subject to extensive regulation by various federal and state governmental entities. The FDA, which is the principal U.S. regulatory authority over pharmaceutical products, has the power to seize adulterated or misbranded products and unapproved new drugs, to request their recall from the market, to enjoin further manufacture or sale, to publicize certain facts concerning a product and to initiate criminal proceedings. As a result of federal statutes and FDA regulations pursuant to which new pharmaceuticals are required to undergo extensive and rigorous testing, obtaining pre-market regulatory approval requires extensive time and expenditures. Under the Federal Food, Drug, and Cosmetic Act, or FFDCA, as amended (21 U.S.C. 301 et. seq.), a new drug may not be commercialized or otherwise distributed in the U.S. without the prior approval of the FDA or pursuant to an applicable exemption from the FFDCA. The FDA approval processes relating to new drugs differ, depending on the nature of the particular drug for which approval is sought. With respect to any drug product with active ingredients not previously approved by the FDA, a prospective drug manufacturer is required to submit an NDA, which includes complete reports of pre-clinical, clinical and laboratory studies to prove such product’s safety and efficacy. Prior to submission of the NDA, it is necessary to submit an Investigational New Drug, or IND, to obtain permission to begin clinical testing of the new drug. Such clinical trials are required to meet good clinical practices under the FFDCA. Given that our current product candidates are based on a new technology for formulation and delivery of active pharmaceutical ingredients that have been previously approved and that have been shown to be safe and effective in previous clinical trials, we believe that we will be eligible to submit what is known as a 505(b)(2). We estimate that the development of new formulations of pharmaceutical products, including formulation, testing and NDA submission, generally takes two to three years under the 505(b)(2) NDA process. Our determinations may prove to be inaccurate or pre-marketing approval relating to our proposed products may not be obtained on a timely basis, if at all. The failure by us to obtain necessary regulatory approvals, whether on a timely basis or at all, would have a material adverse effect on our business. The filing of an NDA with the FDA is an important step in the approval process in the U.S. Acceptance for filing by the FDA does not mean that the NDA has been or will be approved, nor does it represent an evaluation of the adequacy of the data submitted.

THE CLINICAL TRIAL AND REGULATORY APPROVAL PROCESS FOR OUR PRODUCTS IS EXPENSIVE AND TIME CONSUMING, AND THE OUTCOME IS UNCERTAIN.

In order to sell our proposed products, we must receive separate regulatory approvals for each product. The FDA and comparable agencies in foreign countries extensively and rigorously regulate the testing, manufacture, distribution, advertising, pricing and marketing of drug products like our products. This approval process for an NDA includes preclinical studies and clinical trials of each pharmaceutical compound to establish its safety and effectiveness and confirmation by the FDA and comparable agencies in foreign countries that the manufacturer maintains good laboratory and manufacturing practices during testing and manufacturing. Clinical trials generally take two to five years or more to complete. Even if favorable testing data is generated by clinical trials of drug products, the FDA may not accept an NDA submitted by a pharmaceutical or biotechnology company for such drug product for filing, or if accepted for filing, may not approve such NDA.

The approval process is lengthy, expensive and uncertain. It is also possible that the FDA or comparable foreign regulatory authorities could interrupt, delay or halt any one or more of our clinical trials. If we, or any regulatory authorities, believe that trial participants face unacceptable health risks, any one or more of our trials could be suspended or terminated. We also may fail to reach agreement with the FDA and/or comparable foreign agencies on the design of any one or more of the clinical studies necessary for approval. Conditions imposed by the FDA and comparable agencies in foreign countries on our clinical trials could significantly increase the time required for completion of such clinical trials and the costs of conducting the clinical trials. Data obtained from clinical trials are susceptible to varying interpretations which may delay, limit or prevent regulatory approval.

Delays and terminations of the clinical trials we conduct could result from insufficient patient enrollment. Patient enrollment is a function of several factors, including the size of the patient population, stringent enrollment criteria, the proximity of the patients to the trial sites, having to compete with other clinical trials for eligible patients, geographical and geopolitical considerations and others. Delays in patient enrollment can result in greater costs and longer trial timeframes. Patients may also suffer adverse medical events or side effects.

The FDA and comparable foreign agencies may withdraw any approvals we obtain. Further, if there is a later discovery of unknown problems or if we fail to comply with other applicable regulatory requirements at any stage in the regulatory process, the FDA may restrict or delay our marketing of a product or force us to make product recalls. In addition, the FDA could impose other sanctions such as fines, injunctions, civil penalties or criminal prosecutions. To market our products outside the U.S., we also need to comply with foreign regulatory requirements governing human clinical trials and marketing approval for pharmaceutical products. Other than the approval of NitroMist™, the FDA and foreign regulators have not yet approved any of our products under development for marketing in the U.S. or elsewhere. If the FDA and other regulators do not approve any one or more of our products under development, we will not be able to market such products.

WE EXPECT TO FACE UNCERTAINTY OVER REIMBURSEMENT AND HEALTHCARE REFORM.

In both the U.S. and other countries, sales of our products will depend in part upon the availability of reimbursement from third-party payers, which include government health administration authorities, managed care providers and private health insurers. Third-party payers are increasingly challenging the price and examining the cost effectiveness of medical products and services.

OUR STRATEGY INCLUDES ENTERING INTO COLLABORATION AGREEMENTS WITH THIRD PARTIES FOR CERTAIN OF OUR PRODUCT CANDIDATES AND WE MAY REQUIRE ADDITIONAL COLLABORATION AGREEMENTS. IF WE FAIL TO ENTER INTO THESE AGREEMENTS OR IF WE OR THE THIRD PARTIES DO NOT PERFORM UNDER SUCH AGREEMENTS, IT COULD IMPAIR OUR ABILITY TO COMMERCIALIZE OUR PROPOSED PRODUCTS.

Our strategy for the completion of the required development and clinical testing of certain of our product candidates and for the manufacturing, marketing and commercialization of such product candidates includes entering into collaboration arrangements with pharmaceutical companies to market, commercialize and distribute the products.

Through June 30, 2007, we entered into strategic license agreements with: (i) Hana Biosciences, for the marketing rights in the U.S. and Canada for our ondansetron oral spray, (ii) Par for the marketing rights in the U.S. and Canada for our nitroglycerin oral spray, (iii) Manhattan Pharmaceuticals, in connection with propofol, and (iv) Velcera, in connection with veterinary applications for currently marketed veterinary drugs. Subsequent to June 30, 2007, the following events occurred with respect our strategic license agreements:

On July 10, 2007, Manhattan Pharmaceuticals announced that as part of its change in strategic focus it intends to pursue appropriate out-licensing opportunities for this product candidate.

On July 31, 2007, we entered into a Product Development and Commercialization Sublicense Agreement with Hana Biosciences and Par, or the Sublicense Agreement, pursuant to which Hana Biosciences granted a non-transferable, non-sublicenseable, royalty-bearing, exclusive sublicense to Par to develop and commercialize Zensana™, our oral spray version of ondansetron. In connection therewith, we and Hana Biosciences amended and restated their existing License and Development Agreement, as amended, relating to the development and commercialization of Zensana™, or the Amended and Restated License Agreement, to coordinate certain of the terms of the Sublicense Agreement. Under the terms of the Sublicense Agreement, Par is responsible for all development, regulatory, manufacturing and commercialization activities of Zensana™ in the United States and Canada, with us able to collaborate on development in certain instances. We retain its rights to Zensana™ outside of the United States and Canada. In addition, under the terms of the Amended and Restated License Agreement, Hana Biosciences relinquished its right to reduced royalty rates to us until such time as Hana Biosciences had recovered one-half of its costs and expenses incurred in developing Zensana™ from sales of Zensana™ or payments or other fees from a sublicense and we agreed to surrender for cancellation all 73,121 shares of the Hana Biosciences common stock acquired by us in connection with execution of the original License Agreement.

On July 31, 2007, we and Par agreed to terminate the Development, Manufacturing and Supply Agreement, dated July 28, 2004, or the DMS Agreement, relating to NitroMist™. Under the DMS Agreement, Par had exclusive rights to market, sell and distribute NitroMist™ in the U.S. and Canada, with us entitled to royalty payments based upon a percentage of net sales. We are currently investigating strategic partners for the commercialization of NitroMist™.

On May 19, 2008, we entered into a European partnership for its ondansetron oral spray for the treatment of nausea with BioAlliance Pharma SA. This product is currently in clinical development in North America under sub-license to Par, who have announced their intent to file a new drug application before the end of 2008. The agreement with BioAlliance resulted in an immediate non-refundable license fee to us of $3 million, with up to an aggregate of $24 million in additional milestones in addition to royalties expected upon the approval and commercialization of the product by BioAlliance.

Our success depends upon obtaining additional collaboration partners and maintaining our relationships with our current partners. In addition, we may depend on our partners’ expertise and dedication of sufficient resources to develop and commercialize proposed products. We may, in the future, grant to collaboration partners, rights to license and commercialize pharmaceutical products developed under collaboration agreements. Under these arrangements, our collaboration partners may control key decisions relating to the development of the products. The rights of our collaboration partners could limit our flexibility in considering alternatives for the commercialization of such product candidates. If we fail to successfully develop these relationships or if our collaboration partners fail to successfully develop or commercialize such product candidates, it may delay or prevent us from developing or commercializing our proposed products in a competitive and timely manner and would have a material adverse effect on our business.

IF WE CANNOT PROTECT OUR INTELLECTUAL PROPERTY, OTHER COMPANIES COULD USE OUR TECHNOLOGY IN COMPETITIVE PRODUCTS. IF WE INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, OTHER COMPANIES COULD PREVENT US FROM DEVELOPING OR MARKETING OUR PRODUCTS.

We seek patent protection for our technology so as to prevent others from commercializing equivalent products in substantially less time and at substantially lower expense. The pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. Our success will depend in part on our ability and that of parties from whom we license technology to:

•	defend our patents and otherwise prevent others from infringing on our proprietary rights;
•	protect our trade secrets; and
•	operate without infringing upon the proprietary rights of others, both in the U.S. and in other countries.

The patent position of firms relying upon biotechnology is highly uncertain and involves complex legal and factual questions for which important legal principles are unresolved. To date, the U.S. Patent and Trademark Office, or USPTO, has not adopted a consistent policy regarding the breadth of claims that the USPTO allows in biotechnology patents or the degree of protection that these types of patents afford. As a result, there are risks that we may not develop or obtain rights to products or processes that are or may seem to be patentable.

Section 505(b)(2) of the FFDCA was enacted as part of the Drug Price Competition and Patent Term Restoration Act of 1984, otherwise known as the Hatch-Waxman Act. Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. For example, the Hatch-Waxman Act permits an applicant to rely upon the FDA’s findings of safety and effectiveness for an approved product. The FDA may also require companies to perform one or more additional studies or measurements to support the change from the approved product. The FDA may then approve the new formulation for all or some of the label indications for which the referenced product has been approved, or a new indication sought by the Section 505(b)(2) applicant.

To the extent that the Section 505(b)(2) applicant is relying on the FDA’s findings for an already-approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA’s Orange Book publication. Specifically, the applicant must certify that: (1) the required patent information has not been filed (paragraph I certification); (2) the listed patent has expired (paragraph II certification); (3) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration (paragraph III certification); or (4) the listed patent is invalid or will not be infringed by the manufacture, use or sale of the new product (paragraph IV certification). If the applicant does not challenge the listed patents, the Section 505(b)(2) application will not be approved until all the listed patents claiming the referenced product have expired, and once any pediatric exclusivity expires. The Section 505(b)(2) application may also not be approved until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired.

If the applicant has provided a paragraph IV certification to the FDA, the applicant must also send notice of the paragraph IV certification to the NDA holder and patent owner once the NDA has been accepted for filing by the FDA. The NDA holder and patent owner may then initiate a legal challenge to the paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of their receipt of a paragraph IV certification automatically prevents the FDA from approving the Section 505(b)(2) NDA until the earliest of 30 months, expiration of the patent, settlement of the lawsuit or a decision in an infringement case that is favorable to the Section 505(b)(2) applicant. Thus, a Section 505(b)(2) applicant may invest a significant amount of time and expense in the development of its products only to be subject to significant delay and patent litigation before its products may be commercialized. Alternatively, if the NDA holder or patent owner does not file a patent infringement lawsuit within the required 45-day period, the applicant’s NDA will not be subject to the 30-month stay.

Notwithstanding the approval of many products by the FDA pursuant to Section 505(b)(2), over the last few years, certain brand-name pharmaceutical companies and others have objected to the FDA’s interpretation of Section 505(b)(2). If the FDA changes its interpretation of Section 505(b)(2), this could delay or even prevent the FDA from approving any Section 505(b)(2) NDA that we submit.

Our partner, Hana Biosciences, submitted an NDA under Section 505(b)(2) for Zensana™ in June 2006. The safety and efficacy of the drug will be based on a demonstration of the bioequivalence of Zensana™ to oral ondansetron, marketed under the trade name Zofran®. This Zofran® formulation is protected by one unexpired patent, which is scheduled to expire in September 2011, and is subject to a period of pediatric exclusivity expiring in March 2012. Additionally, this Zofran® formulation was covered by another patent which, after pediatric exclusivity, expired in December 2006. Hana Biosciences’ Section 505(b)(2) NDA contained a paragraph III certification acknowledging that the now expired patent would expire in December 2006, and a paragraph IV certification to the patent which is due to expire in March 2012. Based on the paragraph IV certification, it is possible that the NDA holder or the patent owner will sue us and/or Hana Biosciences for patent infringement, and that the FDA will be prevented from approving our application until the earliest of 30 months, settlement of the lawsuit, or a decision in an infringement case that is favorable to us. Hana Biosciences has announced that it has not received any objections related to these patent certifications.  On March 23, 2007, Hana Biosciences announced its plan to withdraw, without prejudice, its pending NDA for Zensana™ with the FDA.

We have received a request for information from a third party in response to the information we have set forth in the paragraph IV certification of the NDA we have filed for NitroMist™. Such request no longer has any effect on PDUFA dates for such NDA. However, the request may be a precursor for a patent infringement claim by such third party. We do not believe that we have infringed on any intellectual property rights of such party and if such a claim is filed, we intend to vigorously defend our rights in response to such claim.

EVEN IF WE OBTAIN PATENTS TO PROTECT OUR PRODUCTS, THOSE PATENTS MAY NOT BE SUFFICIENTLY BROAD AND OTHERS COULD COMPETE WITH US.

We, and the parties licensing technologies to us, have filed various U.S. and foreign patent applications with respect to the products and technologies under our development, and the USPTO and foreign patent offices have issued patents with respect to our products and technologies. These patent applications include international applications filed under the Patent Cooperation Treaty. Currently, we have eight patents which have been issued in the U.S. and 71 patents which have been issued outside of the U.S. Additionally, we have over 90 patents pending around the world. Our pending patent applications, those we may file in the future and those we may license from third parties, may not result in the USPTO or any foreign patent office issuing patents. Also, if patent rights covering our products are not sufficiently broad, they may not provide us with sufficient proprietary protection or competitive advantages against competitors with similar products and technologies. Furthermore, if the USPTO or foreign patent offices issue patents to us or our licensors, others may challenge the patents or circumvent the patents, or the patent office or the courts may invalidate the patents. Thus, any patents we own or license from or to third parties may not provide any protection against competitors.

Furthermore, the life of our patents is limited. Such patents, which include relevant foreign patents, expire on various dates. We have filed, and when possible and appropriate, will file, other patent applications with respect to our product candidates and processes in the U.S. and in foreign countries. We may not be able to develop additional products or processes that will be patentable or additional patents may not be issued to us. See also “Risk Factors - If We Cannot Meet Requirements Under our License Agreements, We Could Lose the Rights to our Products.”

INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES COULD LIMIT OUR ABILITY TO MARKET OUR PRODUCTS.

Our commercial success also significantly depends on our ability to operate without infringing the patents or violating the proprietary rights of others. The USPTO keeps U.S. patent applications confidential while the applications are pending. As a result, we cannot determine which inventions third parties claim in pending patent applications that they have filed. We may need to engage in litigation to defend or enforce our patent and license rights or to determine the scope and validity of the proprietary rights of others. It will be expensive and time consuming to defend and enforce patent claims. Thus, even in those instances in which the outcome is favorable to us, the proceedings can result in the diversion of substantial resources from our other activities. An adverse determination may subject us to significant liabilities or require us to seek licenses that third parties may not grant to us or may only grant at rates that diminish or deplete the profitability of the products to us. An adverse determination could also require us to alter our products or processes or cease altogether any related research and development activities or product sales.

IF WE CANNOT MEET REQUIREMENTS UNDER OUR LICENSE AGREEMENTS, WE COULD LOSE THE RIGHTS TO OUR PRODUCTS.

We depend, in part, on licensing arrangements with third parties to maintain the intellectual property rights to our products under development. These agreements may require us to make payments and/or satisfy performance obligations in order to maintain our rights under these licensing arrangements. All of these agreements last either throughout the life of the patents, or with respect to other licensed technology, for a number of years after the first commercial sale of the relevant product.

In addition, we are responsible for the cost of filing and prosecuting certain patent applications and maintaining certain issued patents licensed to us. If we do not meet our obligations under our license agreements in a timely manner, we could lose the rights to our proprietary technology.

In addition, we may be required to obtain licenses to patents or other proprietary rights of third parties in connection with the development and use of our products and technologies. Licenses required under any such patents or proprietary rights might not be made available on terms acceptable to us, if at all.

WE RELY ON CONFIDENTIALITY AGREEMENTS THAT COULD BE BREACHED AND MAY BE DIFFICULT TO ENFORCE.

Although we believe that we take reasonable steps to protect our intellectual property, including the use of agreements relating to the non-disclosure of confidential information to third parties, as well as agreements that purport to require the disclosure and assignment to us of the rights to the ideas, developments, discoveries and inventions of our employees and consultants while we employ them, the agreements can be difficult and costly to enforce. Although we seek to obtain these types of agreements from our consultants, advisors and research collaborators, to the extent that they apply or independently develop intellectual property in connection with any of our projects, disputes may arise as to the proprietary rights to this type of information. If a dispute arises, a court may determine that the right belongs to a third party, and enforcement of our rights can be costly and unpredictable. In addition, we will rely on trade secrets and proprietary know-how that we will seek to protect in part by confidentiality agreements with our employees, consultants, advisors or others. Despite the protective measures we employ, we still face the risk that:

•	they will breach these agreements;
•

any agreements we obtain will not provide adequate remedies for this type of breach or that our trade secrets or proprietary know-how will otherwise become known or competitors will independently develop similar technology; and

•	our competitors will independently discover our proprietary information and trade secrets.

WE ARE DEPENDENT ON EXISTING MANAGEMENT AND BOARD MEMBERS.

Our success is substantially dependent on the efforts and abilities of the principal members of our management team and our directors. Decisions concerning our business and our management are and will continue to be made or significantly influenced by these individuals. The loss or interruption of their continued services could have a materially adverse effect on our business operations and prospects. Although our employment agreements with members of management generally provide for severance payments that are contingent upon the applicable officer’s refraining from competition with us, the loss of any of these persons’ services could adversely affect our ability to develop and market our products and obtain necessary regulatory approvals, and the applicable noncompetition provisions can be difficult and costly to monitor and enforce. Further, we do not maintain key-man life insurance.

On January 4, 2007, Mr. Barry Cohen ceased to serve as Vice President, Business and New Product Development.

On February 2, 2007, we announced the election of Mr. Mark J. Baric as a member of our Board, effective February 1, 2007.

On February 22, 2007, our Board appointed Deni M. Zodda, Ph.D. as Senior Vice President and Chief Business Officer.

On July 23, 2007, our Board accepted the resignation of Jan H. Egberts, M.D., President, Chief Executive Officer and Director, effective July 25, 2007.

On July 23, 2007, our Board appointed Steven B. Ratoff, our current Chairman, as Interim President and Chief Executive Officer, effective July 25, 2007.

On December 14, 2007, our Board renewed the employment agreement of Michael E. Spicer, as Chief Financial Officer and Corporate Secretary, effective December 20, 2007.

Our future success also will depend in part on the continued service of our key scientific and management personnel and our ability to identify, hire and retain additional personnel, including scientific, development and manufacturing staff.

RISKS RELATED TO OUR COMMON STOCK

WE RECEIVED NOTICE FROM THE AMERICAN STOCK EXCHANGE THAT WE FAILED TO COMPLY WITH CERTAIN OF ITS CONTINUED LISTING STANDARDS, WHICH MAY RESULT IN A DELISTING OF OUR COMMON STOCK FROM THE EXCHANGE.

Our common stock is currently listed for trading on the American Stock Exchange, or AMEX, and the continued listing of our common stock on the AMEX is subject to our compliance with a number of listing standards. These listing standards include the requirement for maintaining stockholders’ equity of at least $6,000,000. As of March 31, 2008 and December 31, 2007, our net worth position was $2,419,000 and $4,174,000, respectively, which are each below the minimum net worth continued listing requirement. On May 14, 2008, we received a notice from AMEX providing notification that we are not in compliance with Section 1003(a)(iii) of the AMEX Company Guide with stockholder’s equity of less than $6,000,000 and losses from continuing operations and net losses in the five most recent fiscal years and Section 1003(a)(iv) of the AMEX Company Guide in that the Company has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the AMEX, as to whether such company will be able to continue operations and/or meet its obligations as they mature. We submitted a plan to the AMEX on June 12, 2008 advising of the actions we have taken, and will take, that would bring us into compliance with Section 1003(a)(iii) by November 16, 2009 and Section 1003(a)(iv) by November 14, 2008. If such plan is not acceptable to the AMEX, the AMEX staff may initiate delisting proceedings. If the plan is accepted, but we are not in compliance with the continued listing standards at the end of the plan period, or if we do not make progress consistent with the plan during the plan period, the AMEX staff may initiate delisting proceedings. There can be no assurance that such plan will be acceptable to the AMEX or that we will be able to make consistent progress with such plan. We may appeal a staff determination to initiate delisting proceedings in accordance with Section 1010 and Part 12 of the AMEX Company Guide.

On May 6, 2008, we entered into a binding Securities Purchase Agreement, as amended pursuant to Amendment No. 1 to the Securities Purchase Agreement, dated May 28, 2008, to sell up to $4,000,000 of secured convertible promissory notes and accompanying warrants. On May 30, 2008, we closed on the initial portion of such financing for $1,475,000 of convertible notes and warrants. In addition, during the second quarter, we entered into a European partnership for our ondansetron oral spray with BioAlliance Pharma S.A., as a result of which we received an immediate non-refundable license fee of $3 million. We may also enter into additional agreements during the remainder of 2008. The combined amounts of such agreements could be sufficient to cure the deficiency in net worth position as of December 31, 2007 and March 31, 2008. We are currently reviewing several alternative sources of capital, which if successfully implemented may allow us to satisfy the AMEX listing standards. There can be no assurances that we will be able to obtain any additional capital, or on terms favorable to us, or that we will be able to maintain our continued listing on the AMEX.

If our common stock were no longer listed on the AMEX, investors might only be able to trade on the OTC Bulletin Board® or in the Pink Sheets® (a quotation medium operated by Pink Sheets LLC). This would impair the liquidity of our securities not only in the number of shares that could be bought and sold at a given price, which might be depressed by the relative illiquidity, but also through delays in the timing of transactions and reduction in media coverage.

WE ARE INFLUENCED BY CURRENT STOCKHOLDERS, OFFICERS AND DIRECTORS.

Our directors, executive officers and principal stockholders and certain of our affiliates have the ability to influence the election of our directors and most other stockholder actions. As of June 20, 2008, management and our affiliates currently beneficially own, including shares they have the right to acquire, approximately 20% of the common stock on a fully-diluted basis. This determination of affiliate status is not necessarily a conclusive determination for other purposes. Specifically, Dr. Rosenwald has the ability to exert significant influence over the election of the Board and other matters submitted to our stockholders for approval. Dr. Rosenwald has the ability to designate an individual to serve on our Board and has exercised such ability by designating Mr. J. Jay Lobell to serve on the Board. Although Mr. Lobell is a designee of Dr. Rosenwald’s, he does not have any voting or dispositive control over the shares held directly or indirectly by Dr. Rosenwald. On December 14, 2005 based upon the recommendation of the Corporate Governance and Nominating Committee, the Board elected Mr. Lobell as a member of the Board. Pursuant to the listing standards of the AMEX, Mr. Lobell has been deemed to be an independent director by our Board on September 15, 2006.

Such positions may discourage or prevent any proposed takeover of us, including transactions in which our stockholders might otherwise receive a premium for their shares over the then current market prices. Our directors, executive officers and principal stockholders may influence corporate actions, including influencing elections of directors and significant corporate events.

THE MARKET PRICE OF OUR STOCK AND OUR EARNINGS MAY BE ADVERSELY AFFECTED BY MARKET VOLATILITY.

The market price of our common stock, like that of many other development stage pharmaceutical or biotechnology companies, has been and is likely to continue to be volatile. In addition to general economic, political and market conditions, the price and trading volume of our common stock could fluctuate widely in response to many factors, including:

•	announcements of the results of clinical trials by us or our competitors;
•	adverse reactions to products;
•

governmental approvals, delays in expected governmental approvals or withdrawals of any prior governmental approvals or public or regulatory agency concerns regarding the safety or effectiveness of our products;

•	changes in the U.S. or foreign regulatory policy during the period of product development;
•	developments in patent or other proprietary rights, including any third party challenges of our intellectual property rights;
•	announcements of technological innovations by us or our competitors;
•	announcements of new products or new contracts by us or our competitors;
•	actual or anticipated variations in our operating results due to the level of development expenses and other factors;
•	changes in financial estimates by securities analysts and whether our earnings meet or exceed the estimates;
•	conditions and trends in the pharmaceutical and other industries;
•	new accounting standards; and
•	the occurrence of any of the risks set forth in these Risk Factors and other reports, including this prospectus and other filings filed with the Securities and Exchange Commission from time to time.

Our common stock has been listed for quotation on the AMEX since May 11, 2004 under the symbol “NVD”. Prior to May 11, 2004, our common stock was traded on the OTC Bulletin Board® of the National Association of Securities Dealers, Inc. During the twelve-month period ended March 31, 2008, the closing price of our common stock has ranged from $0.21 to $1.33. We expect the price of our common stock to remain volatile. The average daily trading volume in our common stock varies significantly. For the twelve-month period ended March 31, 2008, the average daily trading volume in our common stock was approximately 133,114 shares. Our relatively low average volume and low average number of transactions per day may affect the ability of our stockholders to sell their shares in the public market at prevailing prices and a more active market may never develop.

In the past, following periods of volatility in the market price of the securities of companies in our industry, securities class action litigation has often been instituted against companies in our industry. If we face securities litigation in the future, even if without merit or unsuccessful, it would result in substantial costs and a diversion of management attention and resources, which would negatively impact our business.

BECAUSE THE AVERAGE DAILY TRADING VOLUME OF OUR COMMON STOCK IS LOW, THE ABILITY TO SELL OUR SHARES IN THE SECONDARY TRADING MARKET MAY BE LIMITED.

Because the average daily trading volume of our common stock on the AMEX is low, the liquidity of our common stock may be impaired. As a result, prices for shares of our common stock may be lower than might otherwise prevail if the average daily trading volume of our common stock was higher. The average daily trading volume of our common stock may be low relative to the stocks of exchange-listed companies, which could limit investors’ ability to sell shares in the secondary trading market.

WE LIKELY WILL ISSUE ADDITIONAL EQUITY SECURITIES, WHICH WILL DILUTE CURRENT STOCKHOLDERS’ SHARE OWNERSHIP.

We likely will issue additional equity securities to raise capital and through the exercise of options and warrants that are outstanding or may be outstanding. These additional issuances will dilute current stockholders’ share ownership.

PENNY STOCK REGULATIONS MAY IMPOSE CERTAIN RESTRICTIONS ON MARKETABILITY OF OUR SECURITIES.

The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. As a result, our common stock is subject to rules that impose additional sales practice requirements on broker dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by such rules, the broker dealer must make a special suitability determination for the purchase of such securities and have received the purchaser’s written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the SEC relating to the penny stock market. The broker dealer must also disclose the commission payable to both the broker dealer and the registered representative, current quotations for the securities and, if the broker dealer is the sole market maker, the broker dealer must disclose this fact and the broker dealer’s presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Broker-dealers must wait two business days after providing buyers with disclosure materials regarding a security before effecting a transaction in such security. Consequently, the “penny stock” rules restrict the ability of broker dealers to sell our securities and affect the ability of investors to sell our securities in the secondary market and the price at which such purchasers can sell any such securities, thereby affecting the liquidity of the market for our common stock.

Stockholders should be aware that, according to the SEC, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

•	control of the market for the security by one or more broker-dealers that are often related to the promoter or issuer;
•	manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;
•	“boiler room” practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;
•	excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
•

the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

Our management is aware of the abuses that have occurred historically in the penny stock market.

ADDITIONAL AUTHORIZED SHARES OF OUR COMMON STOCK AND PREFERRED STOCK AVAILABLE FOR ISSUANCE MAY ADVERSELY AFFECT THE MARKET.

We are authorized to issue a total of 200,000,000 shares of common stock and 1,000,000 shares of preferred stock. Such securities may be issued without the approval or other consent of our stockholders. As of June 20, 2008, there were 60,692,260 shares of common stock issued and outstanding. However, the total number of shares of our common stock issued and outstanding does not include shares reserved in anticipation of the exercise of options or warrants. As of June 20, 2008, we had outstanding stock options and warrants to purchase approximately 33.8 million shares of common stock, the exercise prices of which range between $0.295 per share and $3.18 per share, and we have reserved shares of our common stock for issuance in connection with the potential exercise thereof.

In addition, and not included in the above, on May 6, 2008, we entered into a binding Securities Purchase Agreement with ProQuest Investments II, L.P., ProQuest Investments II Advisors Fund, L.P., and ProQuest Investments III, L.P., referred to herein as the Purchasers, as amended pursuant to Amendment No. 1 to the Securities Purchase Agreement, dated May 28, 2008, between the Company and the Purchasers, to sell up to $4,000,000 of secured convertible promissory notes and accompanying warrants. In connection with this agreement, $1,475,000 of secured convertible notes and accompanying warrants were funded on May 30, 2008. The convertible notes are convertible into 5,000,000 shares of our common stock. We issued 3,000,000 warrants, which are subject to a cap of 19.99% that will prevent the exercise of such warrants if such exercise would cause the investor beneficially own more than 19.99% of the total shares outstanding at the time of such exercise. The warrants have an exercise price of $0.369 per share.

The following table provides an overview of our stock options and corresponding plans, as of June 20, 2008:

Plan	Shares Authorized	Options Outstanding at June 20, 2008	Remaining Shares Available for Issuance	Comments
1992 Stock Option Plan	500,000	40,000	—	Plan Closed
1997 Stock Option Plan	500,000	50,000	—	Plan Closed
1998 Stock Option Plan	3,400,000	1,504,300	1,600,700	—
2006 Equity Incentive Plan	6,000,000	4,113,500	686,500	—
Non-Plan	n/a	2,453,200	n/a	—
Total		8,161,000	2,287,200

To the extent such options or warrants are exercised, the holders of our common stock will experience further dilution.

In addition, in the event that any future financing should be in the form of, be convertible into or exchangeable for, equity securities, and upon the exercise of options and warrants, investors may experience additional dilution.

See “Risk Factors - Our Additional Financing Requirements Could Result In Dilution To Existing Stockholders” included herein. The exercise of the outstanding derivative securities will reduce the percentage of common stock held by our stockholders in relation to our aggregate outstanding capital stock. Further, the terms on which we could obtain additional capital during the life of the derivative securities may be adversely affected, and it should be expected that the holders of the derivative securities would exercise them at a time when we would be able to obtain equity capital on terms more favorable than those provided for by such derivative securities. As a result, any issuance of additional shares of our common stock may cause our current stockholders to suffer significant dilution which may adversely affect the market.

In addition to the above referenced shares of our common stock which may be issued without stockholder approval, we have 1,000,000 shares of authorized preferred stock, the terms of which may be fixed by our Board. We presently have no issued and outstanding shares of preferred stock and while we have no present plans to issue any shares of preferred stock, our Board has the authority, without stockholder approval, to create and issue one or more series of such preferred stock and to determine the voting, dividend and other rights of holders of such preferred stock. The issuance of any of such series of preferred stock may have an adverse effect on the holders of our common stock.

SHARES ELIGIBLE FOR FUTURE SALE MAY ADVERSELY AFFECT THE MARKET.

From time to time, certain of our stockholders may be eligible to sell all or some of their shares of our common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act of 1933, as amended, subject to certain limitations. In general, pursuant to Rule 144, a stockholder (or stockholders whose shares are aggregated) who has satisfied a six-month holding period may, under certain circumstances, sell within any three month period a number of securities which does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume of the class during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of securities, without any limitation, by our stockholders that are non-affiliates that have satisfied a one-year holding period. Any substantial sale of our common stock pursuant to Rule 144 or pursuant to any resale prospectus may have a material adverse effect on the market price of our common stock.

LIMITATION ON DIRECTOR/OFFICER LIABILITY.

As permitted by Delaware law, our certificate of incorporation limits the liability of our directors for monetary damages for breach of a director’s fiduciary duty except for liability in certain instances. As a result of our charter provision and Delaware law, stockholders may have limited rights to recover against directors for breach of fiduciary duty. In addition, our certificate of incorporation provides that we shall indemnify our directors and officers to the fullest extent permitted by law.

WE HAVE NO HISTORY OF PAYING DIVIDENDS ON OUR COMMON STOCK.

We have never paid any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We plan to retain any future earnings to finance growth. If we decide to pay dividends to the holders of our common stock, such dividends may not be paid on a timely basis.

PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND DELAWARE LAW COULD DETER A CHANGE OF OUR MANAGEMENT WHICH COULD DISCOURAGE OR DELAY OFFERS TO ACQUIRE US.

Provisions of our certificate of incorporation and Delaware law may make it more difficult for someone to acquire control of us or for our stockholders to remove existing management, and might discourage a third party from offering to acquire us, even if a change in control or in management would be beneficial to our stockholders. For example, our certificate of incorporation allows us to issue shares of preferred stock without any vote or further action by our stockholders. Our Board has the authority to fix and determine the relative rights and preferences of preferred stock. Our Board also has the authority to issue preferred stock without further stockholder approval, including large blocks of preferred stock. As a result, our Board could authorize the issuance of a series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of our common stock and the right to the redemption of the shares, together with a premium, prior to the redemption of our common stock.

SALES OF LARGE QUANTITIES OF OUR COMMON STOCK, INCLUDING THOSE SHARES ISSUABLE IN CONNECTION WITH PRIVATE PLACEMENT TRANSACTIONS, COULD REDUCE THE PRICE OF OUR COMMON STOCK.

In May 2008, we sold securities in the first closing of a private placement transaction resulting in the issuance of notes convertible into 5,000,000 shares of our common stock, and warrants to purchase 3,000,000 shares of our common stock. The sale of the notes and warrants resulted in gross proceeds to us of approximately $1.5 million, before deducting certain fees and expenses.

In December 2006, we sold securities in a private placement transaction resulting in the issuance of 9,823,983 shares of our common stock, and warrants to purchase 4,383,952 shares of our common stock. The sale of the shares of common stock and warrants resulted in gross proceeds to us of approximately $14.2 million, prior to offering expenses.

On July 20, 2006, we filed a shelf registration statement on Form S-3 registering for sale by us of up to 14,000,000 shares of our common stock. Such shelf registration statement was declared effective by the SEC on August 2, 2006. We may offer and sell such shares from time to time, in one or more offerings in amounts and at prices, and on terms determined at the time of the offering. Such offerings of our common stock may be made through agents we select or through underwriters and dealers we select. If we use agents, underwriters or dealers, we will name them and describe their compensation at the time of the offering. As of the filing date of this prospectus, such shelf registration statement is no longer effective.

In April 2006, we sold securities in a private placement transaction resulting in the issuance of 8,092,796 shares of our common stock, and warrants to purchase 2,896,168 shares of our common stock. The sale of the shares of common stock and warrants resulted in gross proceeds to us of approximately $11.8 million, prior to offering expenses.

In May 2005, we sold securities in a private placement transaction resulting in the issuance of 6,733,024 shares of our common stock, and certain warrants to purchase 2,693,210 shares of our common stock. The sales of the shares of common stock and warrants resulted in gross proceeds to us of $7.1 million, prior to offering expenses.

The offering of, and/or resale of our common stock and the exercise of the warrants described immediately above in this risk factor are subject to currently effective registration statements filed by us on Forms S-3. There can be no assurance as to the prices at which our common stock will trade in the future, although they may continue to fluctuate significantly. Prices for our common stock will be determined in the marketplace and may be influenced by many factors, including the following:

•	The depth and liquidity of the markets for our common stock;
•	Investor perception of us and the industry in which we participate; and
•	General economic and market conditions.

Any sales of large quantities of our common stock could reduce the price of our common stock. The holders of the shares may sell such shares at any price and at any time, as determined by such holders in their sole discretion without limitation. If any such holders sell such shares in large quantities, our common stock price may decrease and the public market for our common stock may otherwise be adversely affected because of the additional shares available in the market.

As of June 20, 2008, we have 60,692,260 shares of common stock issued and outstanding and approximately 33.8 million shares of common stock issuable upon the exercise of outstanding stock options and warrants. In the event we wish to offer and sell shares of our common stock in excess of the 200,000,000 shares of common stock currently authorized by our certificate of incorporation, we will first need to receive stockholder approval. Such stockholder approval has the potential to adversely affect the timing of any potential transactions.

THE SECURITIES ISSUED IN OUR DECEMBER 2006 PRIVATE PLACEMENT ARE RESTRICTED SECURITIES.

At the time of the offer and sale of the common stock (and the shares of common stock underlying the warrants) in our December 2006 private placement, the common stock was not registered under the Securities Act or the securities laws of any state. Accordingly, these securities may not be sold or otherwise transferred unless such sale or transfer is subsequently registered under the Securities Act and applicable state securities laws or unless exemptions from such registration are available. The registration statement covering these securities was declared effective by the SEC on January 26, 2007. Notwithstanding our registration obligations regarding these securities, investors may be required to hold these securities for an indefinite period of time. All investors who purchase these securities are required to make representations that it will not sell, transfer, pledge or otherwise dispose of any of the securities in the absence of an effective registration statement covering such transaction under the Securities Act and applicable state securities laws, or the receipt by us of an opinion of counsel to the effect that registration is not required.

WE HAVE BROAD DISCRETION AS TO THE USE OF THE PROCEEDS FROM THE MAY 2008 PRIVATE PLACEMENT AND MAY USE THE PROCEEDS IN A MANNER WITH WHICH YOU DISAGREE.

Our Board and management will have broad discretion over the use of the net proceeds of the May 2008 private placement. Stockholders may disagree with the judgment of the Board and management regarding the application of the proceeds of the May 2008 private placement. We cannot predict that investments of the proceeds will yield a favorable, or any, return.

WE MAY INCUR SIGNIFICANT COSTS FROM CLASS ACTION LITIGATION DUE TO OUR EXPECTED STOCK VOLATILITY.

In the past, following periods of large price declines in the public market price of a company’s stock, holders of that stock occasionally have instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring this type of lawsuit against us, even if the lawsuit is without merit, we could incur substantial costs defending the lawsuit. The lawsuit also could divert the time and attention of our management, which would hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

THE UNCERTAINTY CREATED BY CURRENT ECONOMIC CONDITIONS AND POSSIBLE TERRORIST ATTACKS AND MILITARY RESPONSES THERETO COULD MATERIALLY ADVERSELY AFFECT OUR ABILITY TO SELL OUR PRODUCTS, AND PROCURE NEEDED FINANCING.

Current conditions in the domestic and global economies continue to present challenges. We expect that the future direction of the overall domestic and global economies will have a significant impact on our overall performance. Fiscal, monetary and regulatory policies worldwide will continue to influence the business climate in which we operate. If these actions are not successful in spurring continued economic growth, we expect that our business will be negatively impacted, as customers will be less likely to buy our products, if and when we commercialize our products. The potential for future terrorist attacks or war as a result thereof has created worldwide uncertainties that make it very difficult to estimate how the world economy will perform going forward.

OUR INABILITY TO MANAGE THE FUTURE GROWTH THAT WE ARE ATTEMPTING TO ACHIEVE COULD SEVERELY HARM OUR BUSINESS.

We believe that, given the right business opportunities, we may expand our operations rapidly and significantly. If rapid growth were to occur, it could place a significant strain on our management, operational and financial resources. To manage any significant growth of our operations, we will be required to undertake the following successfully:

•

We will need to improve our operational and financial systems, procedures and controls to support our expected growth and any inability to do so will adversely impact our ability to grow our business. Our current and planned systems, procedures and controls may not be adequate to support our future operations and expected growth. Delays or problems associated with any improvement or expansion of our operational systems and controls could adversely impact our relationships with customers and harm our reputation and brand.

•

We will need to attract and retain qualified personnel, and any failure to do so may impair our ability to offer new products or grow our business. Our success will depend on our ability to attract, retain and motivate managerial, technical, marketing, and administrative personnel. Competition for such employees is intense, and we may be unable to successfully attract, integrate or retain sufficiently qualified personnel.

If we are unable to hire, train, retain or manage the necessary personnel, we may be unable to successfully introduce new products or otherwise implement our business strategy. If we are unable to manage growth effectively, our business, results of operations and financial condition could be materially adversely affected.

WE MAY BE OBLIGATED, UNDER CERTAIN CIRCUMSTANCES, TO PAY LIQUIDATED DAMAGES TO HOLDERS OF OUR COMMON STOCK.

We have entered into agreements with the holders of our common stock that requires us to continuously maintain as effective, a registration statement covering the underlying shares of common stock. Such registration statements were declared effective on January 26, 2007, May 30, 2006 and July 28, 2005 and must continuously remain effective for a specified term. If we fail to continuously maintain such a registration statement as effective throughout the specified term, we may be subject to liability to pay liquidated damages.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains some "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 and information relating to us that are based on the beliefs of our management, as well as assumptions made by and the information currently available to our management. When used in this prospectus, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in these forward-looking statements, including those risks discussed in this prospectus. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. Except for special circumstances in which a duty to update arises when prior disclosure becomes materially misleading in light of subsequent circumstances, we do not intend to update any of these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares owned by the selling security holders. However, we will receive proceeds from the exercise of outstanding warrants, if such warrants are exercised. However, the warrants contain provisions for cashless exercise, in which case, we will not receive any proceeds from the exercise of the warrants from the selling security holders. The warrants entitle the selling security holders to purchase shares of our common stock at an exercise price of $0.369 per share. Any such proceeds will be used primarily for increased or additional research and development and general working capital.

The selling security holders will pay any underwriting discounts and commissions and expenses incurred by the selling security holders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the issuance and registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, American Stock Exchange listing fees and fees and expenses of our counsel and our accountants.

SELLING SECURITY HOLDERS

The following is a summary of the transactions by which the selling security holders acquired the securities being registered by this prospectus.

On May 6, 2008, we entered into a binding Securities Purchase Agreement with the Purchasers, as amended pursuant to Amendment No. 1 to the Securities Purchase Agreement, dated May 28, 2008, between the Company and the Purchasers, to sell up to $4,000,000 of convertible notes and accompanying warrants.  In connection with this agreement, $1,475,000 of convertible notes and accompanying warrants were funded on May 30, 2008. The convertible notes convert into our common stock at a fixed price of $0.295 per share, or 5,000,000 shares of common stock, subject to certain adjustments. In addition, we issued warrants to purchase 3,000,000 shares of our common stock, which have an exercise price of $0.369 per share. The maturity date of the convertible notes issued is November 30, 2008.

The following table sets forth the aggregate number of shares of common stock beneficially owned by the selling security holders as of June 20, 2008, after giving effect to the private placement, and the percentage of all shares of common stock held by such selling security holders prior to and without giving effect to the offering based on 60,692,260 shares of common stock outstanding as of June 20, 2008. Except as described in this prospectus, the selling security holders have not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years.1 We considered the following factors and made the following assumptions regarding the table:

•

beneficial ownership is determined under Section 13(d) of the Securities Exchange Act of 1934 (Exchange Act) and generally includes voting or investment power with respect to securities and including any securities that grant the selling security holder the right to acquire Common Stock within 60 days of June 20, 2008; and

•	the selling security holders may sell all of the securities offered by this prospectus under certain circumstances.

Notwithstanding these assumptions, the selling security holders may sell less than all of the shares listed on the table. In addition, the shares listed below may be sold pursuant to this prospectus or in privately negotiated transactions. Accordingly, we cannot estimate the number of shares of Common Stock that the selling security holders will sell under this prospectus.

_________________________

1  Mr. Ratoff is a private investor in, and since December 2004 has served as a venture partner with, ProQuest Investments, a health care venture capital firm.

Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment control with respect to all shares of our Common Stock shown as beneficially owned by them.

Name of Selling Security Holder (1)	Shares of Common Stock Beneficially Owned Prior to Offering (2)		Number of Shares of Common Stock Being Offered	Shares of Common Stock to be Beneficially Owned After Offering (2)(3)
	Number	Percentage	Number	Number	Percentage
ProQuest Investments	8,474,832(4)	13.5%	8,000,000	16,474,832	23.2%

___________________________

(1)        Based on the information we received from each known holder of the securities, except as disclosed below, no selling security holder is an affiliate of any registered broker-dealer.

(2)        Shares of common stock issuable under stock options and warrants that are exercisable within 60 days after June 20, 2008 are deemed outstanding for computing the percentage ownership of the selling security holder holding the options or warrants, prior to and after giving effect to the offering, but are not deemed outstanding for computing the percentage ownership of any other selling security holder.

(3)        The selling security holders may offer and sell all or a part of the common stock pursuant to this prospectus, but no estimates can be made as to the amount of shares of common stock that will be held by the selling security holders after the completion of this offering.

(4)        Includes (i) 30,397 shares of common stock and warrants to purchase 10,704 shares of common stock held in the name of ProQuest Investments II Advisors Fund, L.P., (ii) 1,262,747 shares of common stock and warrants to purchase 444,704 shares of common stock held in the name of ProQuest Investments II, L.P., and (iii) 4,974,426 shares of common stock and warrants to purchase 1,751,854 shares of common stock held in the name of ProQuest Investments III, L.P. ProQuest Associates III LLC (“Associates III”) is the general partner of ProQuest Investments III, L.P. ProQuest Associates II LLC (“Associates II”) is the General Partner of ProQuest Investments II, L.P. and of ProQuest Investments II Advisors Fund, L.P. Jay Moorin and Alain Schreiber, Managing Members of Associates III and Associates II, have voting, dispositive and investment power with respect to the securities being offered hereunder. Each of Mr. Moorin and Mr. Schreiber disclaim beneficial ownership of such securities except to the extent of each such person’s respective pecuniary interest in such securities.

PLAN OF DISTRIBUTION

We are registering the shares offered by this prospectus on behalf of the selling security holders. The selling security holders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling security holder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.

These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. To the extent any of the selling security holders gift, pledge or otherwise transfer the shares offered hereby, such transferees may offer and sell the shares from time to time under this prospectus, provided that this prospectus has been amended under Rule 424(b)(3) or other applicable provision of the Securities Act to include the name of such transferee in the list of selling security holders under this prospectus.

The selling security holders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

The selling security holders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus.

In connection with the sale of our common stock or interests therein, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling security holders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling security holders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling security holders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling security holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling security holders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling shareholders might be, and any broker-dealers that act in connection with the sale of securities will be, deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals will be deemed to be underwriting discounts or commissions under the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling security holders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling security holders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling security holders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling security holders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling security holders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling security holders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus. The selling security holders have agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act.

We have agreed with the selling security holders to keep the registration statement that includes this prospectus effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144 of the Securities Act. We have agreed to pay all expenses in connection with this offering, but not including underwriting discounts, concessions, commissions or fees of the selling security holders or any fees and expenses of counsel or other advisors to the selling security holders.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Morgan, Lewis & Bockius, LLP, Princeton, New Jersey.

EXPERTS

The financial statements as of December 31, 2007 and 2006, and for the year ended December 31, 2007, the five months ended December 31, 2006, and the fiscal year ended July 31, 2006 and 2005 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by J.H. Cohn LLP, independent registered public accounting firm, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any document we file at the Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Many of the filings we make with the Commission are also available to the public from the Securities and Exchange Commission’s Website at “http://www.sec.gov.” We make available free of charge our annual, quarterly and current reports, proxy statements and other information upon request. To request such materials, please send an e-mail to mspicer@novadel.com or contact Michael Spicer, our Chief Financial Officer at our address as set forth above. In addition, our common stock is listed for trading on the American Stock Exchange under the symbol “NVD.” We maintain a Website at “http://www.novadel.com” (this is not a hyperlink, you must visit this website through an Internet browser). Our Website and the information contained therein or connected thereto are not incorporated into this prospectus.

We have filed with the Commission a Registration Statement (which contains this prospectus) on Form S-3 under the Securities Act. The registration statement relates to the common stock offered by the selling security holders. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to us and the common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the Registration Statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the Commission, as described in the preceding paragraph.

INFORMATION INCORPORATED BY REFERENCE

The Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents filed with the Commission listed below:

1.	Our Amendment to our Annual Report on Form 10-K/A for the year ended December 31, 2007, filed on April 25, 2008.
2.	Our Annual Report on Form 10-K for the year ended December 31, 2007, filed on March 31, 2008;
3.	Our Quarterly Report (unaudited) on Form 10-Q for the quarterly period ended March 31, 2008, filed on May 15, 2008;
4.

Our Current Reports on Form 8-K filed with the Commission on May 7, 2008 (only with respect to Item 1.01), May 16, 2008 (only with respect to Item 3.01), May 20, 2008 (only with respect to Item 1.01), May 28, 2008 and June 3, 2008 (only with respect to Items 3.02 and 8.01);

5.	The description of our capital stock contained in our Registration Statements on Form 8-A filed with the Commission on November 19, 1997, and May 10, 2004; and
6.

All documents we have filed with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement and prior to the effectiveness of the registration statement, as well as subsequent to the date of this prospectus and prior to the termination of this offering, shall be deemed to be incorporated by reference into this prospectus and to be a part of this prospectus from the date of the filing of the documents.

You may request a copy of these filings, at no cost, by sending an e-mail to mspicer@novadel.com and requesting any one or more of such filings or by contacting Michael Spicer, our Chief Financial Officer at the following address or telephone number: NovaDel Pharma Inc., 25 Minneakoning Road, Flemington, New Jersey 08822, Attention: Chief Financial Officer; (908) 782-3431. Exhibits to the documents will not be sent, unless those exhibits have specifically been incorporated by reference in this prospectus.

This prospectus is part of a registration statement we filed with the Commission. You should rely only on the information contained in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

WE HAVE NOT AUTHORIZED ANY DEALER, SALES PERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. THIS PROSPECTUS IS NOT AN OFFER OF THESE SECURITIES IN ANY STATE WHERE AN OFFER IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS CURRENT AS OF ITS DATE, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE SHARES. YOU SHOULD NOT ASSUME THAT THIS PROSPECTUS IS ACCURATE AS OF ANY OTHER DATE.

8,000,000 Shares of Common Stock _______________ PROSPECTUS ________________ July 16, 2008